SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 30, 2004

COUNSEL CORPORATION

(Translations of registrant‘s name into English)

Exchange Tower, Suite 1300
130 King Street West
Toronto, Ontario M5X 1E3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒       Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐       No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________]

TABLE OF CONTENTS

2004 Second Quarter Report

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Counsel Corporation
	By:	/s/ Gary M. Clifford
		Name:	Gary M. Clifford
Date: August 18, 2004		Title:	Chief Financial Officer

Counsel Corporation

2004

Second Quarter Report

For the Period Ending June 30, 2004

MESSAGE TO OUR SHAREHOLDERS

We are pleased to report Counsel Corporation’s consolidated results for the second quarter of 2004. All amounts are stated in US dollars unless noted.

Significant developments that took place during the quarter were:

Communications

•	Acceris expanded its local dial-tone service, ending the second quarter with approximately 11,000 subscribers. In addition to New York and New Jersey, Acceris’ local offering is now available to both residential and small business customers in Florida, Pennsylvania and Massachusetts.

•	Acceris realized synergies from its continued integration of previously acquired businesses. In August, Acceris implemented a plan to reduce operating costs and appropriately staff the organization in line with its second quarter revenue and revenue expectations for the remainder of 2004. The softness in revenue can be attributed to the Company’s decision to no longer pursue 10-10-xxx business, which has a lower return, and to a higher churn rate from 1+customers, particularly customers who call India as the primary destination.

•	Acceris strengthened its board of directors with the additions of Mr. Jim Meenan as Vice Chairman and Mr. Frank Tanki as Chairman of the Audit Committee.

•	Acceris initiated litigation to enforce its VoIP patents.

Real Estate

•	In the second quarter of 2004, Counsel Real Estate entered into a commitment to purchase an income producing property in Welland, Ontario, which has a total gross leasable area of approximately 171,000 square feet.

•	Counsel Real Estate also internalized the property management of its Southland Mall property in Winkler, Manitoba. All properties owned by the Company are now managed internally.

Corporate

•	Counsel completed the sale of its five retirement centres in Ontario and British Columbia for approximately $22 million, realizing a gain of $4.6 million.

For the second quarter ended June 30, 2004, the Company’s consolidated revenue from continuing operations was $28.7 million, a decrease of 27% from $39.3 million in the same period in 2003. The decrease in revenue is attributable to our communications business as a result of subscriber attrition, lower average revenue per minute and non-recurring revenue of $4.0 million that was recorded in the second quarter of 2003. The Company incurred a loss from continuing operations of $9.6 million, or $0.20 per share, basic and diluted, in the three months ended June 30, 2004, compared with a loss of $2.2 million, or $0.14 per share, in the three months ended June 30, 2003. Including discontinued operations, the Company incurred a net loss of $4.9 million or $0.10 per share, basic and diluted, for the three months ended June 30, 2004, compared with a net loss of $2.7 million, or $0.16 per share, for the three months ended June 30, 2003.

For the six months ended June 30, 2004, consolidated revenue decreased 9.7% to $64.5 million from $71.4 in the same period last year. The net loss was $7.4 million or $0.15 per share, basic and diluted, for the first six months of 2004 compared to $18.0 million, or $0.91 per share, basic and diluted, in the first six months of 2003.

While we are disappointed with the financial results for the second quarter of 2004, we are confident that the actions we have taken will enable us to achieve our objective of generating sustainable cash flow and we expect that we will produce improved operating results as the year progresses.

On behalf of the Board,

ALLAN SILBER

Chairman and Chief Executive Officer
August 12, 2004

COUNSEL CORPORATION
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2004
(All dollar amounts are in thousands of US dollars, unless otherwise indicated)

INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the results of operations of Counsel Corporation (“Counsel”, “the Company”) for the three months and six months ended June 30, 2004 and its financial condition as at June 30, 2004 is based on the Company’s interim consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2003 and the notes thereto. References to interim financial statements are to the unaudited consolidated financial statements of Counsel as at and for the three and six months ended June 30, 2004. Additional information about the Company, including the Annual Information Form, can be found on www.sedar.com. The effective date of this MD&A is August 10, 2004. As of July 30, 2004, the Company had 48,446,762 common shares and 10,319,731 Series A preferred shares (convertible into common shares on a one-for-one basis) issued and outstanding.

Forward-looking information

This MD&A contains forward-looking statements that involve risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plans”, “continue”, or the negative thereof or other variations thereof or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include, without limitation: the timing of acquisitions and expansion opportunities, technological changes and changes to the business environment that may impact the Company’s capital expenditures and competitive factors that may impact revenue and operating costs and alter the timing and amount of the Company’s capital expenditures. Any of these factors could cause actual results to vary materially from current results or from the Company’s currently anticipated future results and financial condition. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made, and that the Company undertakes no responsibility to update such information. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities.

Definitions

The Company’s discussion of its financial results focuses on operating income (loss) and net earnings (loss). Operating income (loss) and net earnings (loss) are presented in the Company’s unaudited consolidated statement of operations. Operating income (loss) is defined as earnings from continuing operations before other gains, other losses and impairments, interest and taxes. It is important to note that operating income (loss) is not a measure of performance under Canadian GAAP. Operating income (loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian GAAP, or as a measure of operating performance or profitability. Operating income (loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies.

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

OVERVIEW

Counsel is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

The Company entered the communications sector in March 2001 when it acquired a controlling interest in I-Link Incorporated (name changed to Acceris Communications Inc. in 2003, “Acceris”). Acceris is a supplier of voice, data and enhanced communications products and services. Acceris operates as a facilities based telecommunications carrier providing local and long distance voice services to retail customers in the United States, and voice and data services to small and medium-sized businesses in the United States. Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol (“IP”) communications technology.

The Company entered the real estate sector in 2002, when it completed the acquisition of five income-producing properties, consisting of approximately 730,000 square feet of leasable area and 13 acres of vacant land zoned for retail development in Canada.

CONSOLIDATED RESULTS OF OPERATIONS

The following table sets out the Company’s consolidated quarterly results of operations for the eight quarters ended June 30, 2004, under the basis of presentation utilized in its Canadian GAAP financial statements.

									Unaudited
									Six months ended
	Unaudited								June 30
	2002	2002	2003	2003	2003	2003	2004	2004	2003	2004
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q2	Q2
	$	$	$	$	$	$	$	$	$	$
Revenues
United States
Telecommunications	19,834	21,623	30,367	36,252	35,003	32,126	33,054	26,419	66,619	59,473
Technologies	321	47	—	1,050	1,049	65	450	90	1,050	540

	20,155	21,670	30,367	37,302	36,052	32,191	33,504	26,509	67,669	60,013
Canada
Real estate	1,486	1,704	1,783	1,988	1,901	2,127	2,270	2,181	3,771	4,451

	21,641	23,374	32,150	39,290	37,953	34,318	35,774	28,690	71,440	64,464
Operating costs and expenses:
Telecommunication costs[1]	10,973	14,453	25,748	21,319	20,072	18,867	16,635	15,477	47,067	32,112
Income producing properties[1]	502	946	944	1,047	882	999	1,266	1,256	1,991	2,522
Selling, general and administrative	10,675	12,805	15,530	15,906	14,777	15,198	15,943	15,404	31,436	31,347
Research and development	317	235	—	—	—	—	—	106	—	106
Provision for doubtful accounts	1,118	2,273	1,175	1,131	1,465	1,667	1,227	1,740	2,306	2,967
Depreciation and amortization	1,760	2,079	2,568	2,362	2,597	2,326	2,480	2,437	4,930	4,917

Operating loss before undernoted items	(3,704)	(9,417)	(13,815)	(2,475)	(1,840)	(4,739)	(1,777)	(7,730)	(16,290)	(9,507)
Gains and other income:
Short-term investments	162	405	448	1,929	1,617	1,224	570	668	2,377	1,238
Other	—	782	—	—	2,578	1,079	767	—	—	767
Impairments and other losses:
Write-down of short-term investments	(1,139)	(80)	(98)	(35)	—	(6)	(71)	(431)	(133)	(502)
Portfolio investments	(640)	—	—	(650)	—	—	—	—	(650)	—
Other	501	(1,159)	—	—	(657)	(368)	(37)	(376)	—	(413)
Interest income	83	49	38	114	395	73	66	111	152	177
Interest expense	(834)	(801)	(871)	(1,071)	(804)	(755)	(1,537)	(1,464)	(1,942)	(3,001)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	(5,571)	(10,221)	(14,298)	(2,188)	1,289	(3,492)	(2,019)	(9,222)	(16,486)	(11,241)
Income taxes	438	(2,253)	—	14	882	2,041	427	359	14	786
Non-controlling interest	—	—	—	—	—	—	10	33	—	43

Earnings (loss) from continuing operations	(6,009)	(7,968)	(14,298)	(2,202)	407	(5,533)	(2,456)	(9,614)	(16,500)	(12,070)
Discontinued operations:
Medical products and services
Medical products	(799)	(1,213)	211	10	29	70	22	—	221	22
Pharmaceutical products	(88)	(209)	(17)	145	(6)	137	(12)	(222)	128	(234)
Pharmacy services	—	(1,958)	—	—	—	—	—	—	—	—
Communications	(1,463)	(3,366)	(277)	371	213	223	103	—	94	103
Long-term care	3	(1,007)	(904)	(1,067)	140	86	(162)	4,902	(1,971)	4,740

Net earnings (loss)	(8,356)	(15,721)	(15,285)	(2,743)	783	(5,017)	(2,505)	(4,934)	(18,028)	(7,439)

Weighted average number of common shares outstanding (in thousands)	22,131	21,928	21,491	21,060	20,593	39,102	48,587	48,587	21,155	48,587
Basic and diluted net earnings (loss) per share from:
Continuing operations	(0.31)	(0.40)	(0.70)	(0.14)	(0.01)	(0.15)	(0.05)	(0.20)	(0.84)	(0.25)
Discontinued operations	(0.11)	(0.35)	(0.05)	(0.02)	0.02	0.01	(0.00)	0.10	(0.07)	0.10

Basic and diluted net earnings (loss) per share	(0.42)	(0.75)	(0.75)	(0.16)	0.01	(0.14)	(0.05)	(0.10)	(0.91)	(0.15)

1 exclusive of depreciation and amortization expense noted separately

Three-Month Period Ended June 30, 2004 Compared to Three-Month Period Ended June 30, 2003

In order to more fully understand the results of continuing operations for the three months ended June 30, 2004 as compared to the same period in 2003, it is important to note the following significant changes that occurred in the Company’s operations:

•	In July 2003, the Company purchased all the outstanding shares of Transpoint Communications LLC. (‘Transpoint”). The operations of Transpoint have been included in the statement of operations for 2004. However, there were no such operations in the second quarter of 2003.

•	In November 2002, the Company began to sell a network product obtained from one new supplier. The sale of the product ceased in late July 2003. Revenue from this offering is recognized using the unencumbered cash method. In the second quarter of 2004, $190 in cash receipts from prior periods became unencumbered and recognized as revenue, versus the recognition of $4,142 of revenue during the same period in 2003. Further, most expenses associated with this offering were recorded when incurred. The Company recorded a $203 recovery of telecommunications network costs in the second quarter of 2004, versus $2,165 during the same period in 2003. The cessation of this product does not qualify as discontinued operations under generally accepted accounting principles.

•	In January 2004, the Company commenced offering local dial tone services via the UNE-P platform. By June 30, 2004 services were being offered in five states and approximately 11,000 customers were on the service. In the second half of the year the Company expects to expand to additional states.

•	In the real estate segment, two tenants of Imperial Square started leasing in the first quarter of 2004: A&W Restaurants and Galaxy Theatres.

Reference should also be made to the supplemental statistical and financial data disclosed herein.

Revenues:

Telecommunications revenue decreased $9,833 to $26,419 in the second quarter of 2004 from $36,252 in the same period during 2003. The primary reasons for the decrease were related due to:

•	A decline of $3,952 due the discontinuance in July 2003 of the network service offering product.

•	Continued customer attrition, particularly from the 10-10-XXX customer base, which has not been marketed since 2002.

•	The average revenue per user has declined, mainly due to increased cellular penetration and deregulation in various countries which have lower rates. This was most evident in India.

Technology licensing and related services revenue was $90 in the second quarter of 2004 compared to $1,050 in the second quarter of 2003.

Real estate revenues increased $193 from $1,988 for the three months ended June 30, 2003 to $2,181 for the three months ended June 30, 2004. The main reason for the increase is the addition of two new tenants for Imperial Square, A&W Restaurants and Galaxy Theatres, which contributed $224, in our recently developed Guelph, Ontario site.

Telecommunication costs:

Telecommunications network expense was $15,477 in the three months ended June 30, 2004, as compared to $21,319 during the same period in 2003, (including costs(recovery) associated with our network service offering of ($203) and $2,165, respectively).

Telecommunications services margins (telecommunications services revenues less telecommunications network expenses) continue to fluctuate significantly from period to period, and are expected to continue to fluctuate significantly for the foreseeable future. Predicting whether margins will increase or decline is difficult to do with certainty. Factors that have affected and continue to affect margins include:

•	Differences in attributes associated with the various long-distance programs in place at the Company. The effectiveness of each offering can change margins significantly from period to period. Some factors that affect the effectiveness of any program include the ongoing deregulation of phone services in various countries where customer traffic terminates, actions and reactions by competitors to market pricing, the trend toward bundled service offerings and the increasing level of wireline to cellular connections. In addition, changes in customer traffic patterns also increase and decrease margins.

•	Both frame relay network and voice network have significant fixed cost elements and minor variable per minute cost of traffic carried elements. Significant fluctuations in the number of minutes carried from month to month can significantly affect the margin percentage from period to period.

•	Changes in contribution rates to the Universal Service Fund and other regulatory changes associated with the Fund include increases and decreases in contribution rates, changes in the method of determining assessments, changes in the definition of assessable revenue, and the limitation that Universal Service Fund charges collected from customers can no longer exceed contributions.

•	The expensing, on a period basis, of costs associated with a network service offering that was introduced in November 2002 and terminated in July 2003.

Income producing properties expense:

Income producing properties expense increased by $209 to $1,256 in the second quarter of 2004 from $1,047 in the second quarter of 2003. The increase relates to additional Imperial Square operating costs for the two new tenants of $47, and general increases in all other operating expenses for the other properties, which are being offset by the recoveries recorded in revenues.

Other operating costs and expenses:

The Company’s selling, general and administrative (“S,G&A”) expense was $15,404 in the three months ended June 30, 2004 from $15,906 during the same period of 2003. The reduction in S, G & A expense is primarily due to a reduction in sales commissions due to lower revenue in the telecommunications segment, offset by an increase in legal fees associated with Acceris’ patent infringement strategy and Acceris’ defense of a derivative lawsuit brought against Acceris and several of its directors and officers (more fully described in note 6 of the interim unaudited financial statements).

The Company commenced a research and development program incurring costs of $106, in the second quarter of 2004. This program is expected to allow the Company to provide enhanced telecommunication services to its customer base in the near term. The Company did not carry out any research and development work in 2003.

The provision for doubtful accounts was $1,740 in the three months ended June 30, 2004 as compared to $1,131 for the same period of 2003. The provision for doubtful accounts as a percent of revenue, excluding revenue from the discontinued network service offering, was approximately 6.6% for the three months ended June 30, 2004, versus approximately 3.5% for the three months ended June 30, 2003. Management is taking steps to bring the bad debt provision more into line with historical averages by tightening the credit granting process.

Depreciation and amortization was $2,437 in the three months ended June 30, 2004 compared to $2,362 during the same period of 2003.

Gains and other income:

The Company makes investments in equities of publicly traded companies, categorized as short-term investments. Gain on sale of short-term investments was $668 for the second quarter of 2004, compared to $1,929 for the second quarter of 2003. Included in the second quarter of 2004, was a gain of $668 related to the sale of Buyers United Inc. (“BUI”) common stock. At the end of the second quarter of 2004, the Company no longer has any ownership in BUI.

Impairments and other losses:

The Company recorded impairments on short-term investments of $431 in the second quarter of 2004 and $35 in the second quarter of 2003. Impairments are recorded when market prices decline below cost of marketable securities.

During the second quarter of 2003, the Company recorded impairment on portfolio investments of $650 relating to Impower Inc.

In the second quarter of 2004, the Company recorded other losses of $376 compared to $nil for the same period in 2003. The 2004 loss relates to the write down of a loan to a former employee that has gone into default. The Company has taken legal action to enforce collection.

Interest income and expense:

Interest income was $111 for the second quarter of 2004 compared to $114 during the second quarter of 2003.

Interest expense increased $393 to $1,464 in the second quarter of 2004 from $1,071 during the same period of 2003. The increase was primarily due to the financing costs related to convertible preferred shares issued in December 2003.

Income taxes:

The income tax expense for the Company was $359 for the second quarter of 2004, compared to $14 for the same period in 2003.

Discontinued Operations:

In the second quarter of 2004, the Company recorded earnings from discontinued operations of $4,680 compared to a loss of $541 in the second quarter of 2003. In the second quarter of 2004, the Company recorded a gain from the sale of its retirement homes of $4,563, pursuant to the lessee’s exercise of its option to purchase the homes. The sale closed on May 31, 2004.

Six-Month Period Ended June 30, 2004 Compared to Six-Month Period Ended June 30, 2003

In order to more fully understand the results of continuing operations for the six months ended June 30, 2004 as compared to the same period in 2003, it is important to note the following significant changes that occurred in the Company’s operations:

•	In July 2003, the Company purchased all the outstanding shares of Transpoint. The operations of Transpoint have been included in the statement of operations for 2004. However, there were no such operations in the first six months of 2003.

•	In November 2002, the Company began to sell a network product obtained from one new supplier, who had not been utilized prior to that date. The sale of the product ceased in late July 2003. Revenue from this offering is recognised using the unencumbered cash method. In the second half of 2004, $4,886 in cash receipts from prior periods became unencumbered and were recognized as revenue, versus the recognition of $4,142 of revenue during the same period in 2003. Further, most expenses associated with this offering were recorded when incurred. The Company recorded a $203 recovery of telecommunications network costs in the second half of 2004, versus $8,370 in expenses during the same period in 2003. The cessation of this product does not qualify as discontinued operations under generally accepted accounting principles.

•	In January 2004, the Company commenced offering local dial tone services via the UNE-P platform. By June 30, 2004 services were being offered in five states and approximately 11,000 customers were on the service. In the second half of the year the Company expects to expand additional states.

•	In the real estate segment, two tenants of Imperial Square started leasing in the first quarter of 2004: A&W Restaurants and Galaxy Theatres.

Reference should also be made to the supplemental statistical and financial data disclosed herein.

Revenues:

Telecommunications revenue decreased $7,146 to $59,473 in the first half of 2004 from $66,619 in the same period during 2003. The primary reasons for the decrease were:

•	Customer attrition, particularly from the 10-10-XXX customer base which has not been marketed since 2002.

•	The average revenue per user has declined mainly due to increased cellular penetration and continued deregulation in various countries which have lower rates. This was most evident in India.

The decrease was partially offset by a $744 increase in revenue related to the network service offering product that was discontinued in July 2003.

Technology licensing and related services revenue was $540 in the first half of 2004 compared to $1,050 in the second quarter of 2003.

Real estate revenues increased $680 from $3,771 for the six months ended June 30, 2003 to $4,451 for the six months ended June 30, 2004. The main reason for the increase was the addition of two new tenants for Imperial Square, A&W Restaurants and Galaxy Theatres, for $334, and a general increase in rents, operating and realty tax recoveries from other properties.

Telecommunication costs:

Telecommunications network expense was $32,112 for the six months ended June 30, 2004, as compared to $47,067 during the same period in 2003, (including costs (recovery) associated with the network service offering of ($203) and $8,370, respectively).

Telecommunications services margins (telecommunications services revenues less telecommunications network expenses) continue to fluctuate significantly from period to period, and are expected to continue to fluctuate significantly for the foreseeable future. Predicting whether margins will increase or decline is difficult to estimate with certainty. Factors that have affected and continue to affect margins include:

•	Differences in attributes associated with the various long-distance programs in place at the Company. The effectiveness of each offering can change margins significantly from period to period. Some factors that affect the effectiveness of any program include the ongoing deregulation of phone services in various countries where customer traffic terminates, actions and reactions by competitors to market pricing, the trend toward bundled service offerings and the increasing level of wireline to cellular connections. In addition, changes in customer traffic patterns also increase and decrease our margins.

•	Both frame relay network and voice network have significant fixed cost elements and minor variable per minute cost of traffic carried elements. Significant fluctuations in the number of minutes carried from month to month can significantly affect the margin percentage from period to period.

•	Changes in contribution rates to the Universal Service Fund and other regulatory changes associated with the Fund include increases and decreases in contribution rates, changes in the method of determining assessments, changes in the definition of assessable revenue, and the limitation that Universal Service Fund charges collected from customers can no longer exceed contributions.

•	The expensing, on a period basis of costs associated with the network service offering that was introduced in November 2002 and terminated in July 2003. In the first half of 2004, a recovery of $203 was recorded from the network service offering, versus $8,370 in expenses for the first half of 2003.

Income producing properties expense:

Income producing properties expense increased by $531 to $2,522 for the first six months of 2004 from $1,991 in the same period in 2003. The increase relates primarily to additional Imperial Square operating costs for the two new tenants of $95, and general increases in all other operating expenses for the other properties, which are being offset by the recoveries recorded in revenues.

Other operating costs and expenses:

The Company’s S, G&A expense was $31,347 in the six months ended June 30, 2004 as compared to $31,436 during the same period of 2003.

The Company commenced a research and development program incurring costs of $106, in the second quarter of 2004. This program is expected to allow the Company to provide enhanced telecommunication services to its customer base in the near term. The Company did not carry out any research and development work in 2003.

The provision for doubtful accounts was $2,967 in the six months ended June 30, 2004 as compared to $2,306 for the same period of 2003. The provision for doubtful accounts as a percent of revenue, excluding revenue from the network service offering, was approximately 5.4% for the six months ended June 30, 2004, versus approximately 3.7% for the six months ended June 30, 2003. Management is taking steps to bring the bad debt provision more into line with historical averages by tightening the credit granting process.

Depreciation and amortization was $4,917 in the six months ended June 30, 2004 compared to $4,930 during the same period of 2003.

Gains and other income:

The Company makes investments in equities of publicly traded companies, categorized as short-term investments. Gain on sale of short-term investments was $1,238 for the first half of 2004, compared to $2,377 for the first half of 2003. Included in 2004, was a gain of $1,090 related to the sale of BUI common stock. At the end of the second quarter of 2004, the Company no longer has any ownership in BUI.

Other income was $767 for the six months ended June 30, 2004, compared to $nil in the same period in 2003. The other income for 2004 was a $767 gain related to the discharge of certain obligations associated with the Company’s former participation with a consortium of owners in an indefeasible right of usage.

Impairments and other losses:

The Company recorded impairments on short-term investments of $502 the first half of 2004 and $133 in the first half of 2003. Impairments are recorded when market prices decline below cost of marketable securities.

During the first half of 2003, the Company recorded impairment on portfolio investments of $650 relating to Impower Inc., in conjunction with its disposal.

In the first six months of 2004, the Company recorded other losses of $413 compared to $nil for the same period in 2003. The 2004 loss relates to the write down of a loan to a former employee that has gone into default. The Company has taken legal action to enforce collection.

Interest income and expense:

Interest income was $177 for the first half of 2004 compared to $152 during the same period of 2003.

Interest expense increased $1,059 to $3,001 in the first six months of 2004 from $1,942 during the same period of 2003. The increase was primarily due to the dividend expense and accretion liability accrual on the convertible preferred shares issued in December 2003.

Income taxes:

The income tax expense for the Company was $786 for the first half of 2004, compared to $14 for the same period in 2003.

Discontinued Operations:

In the first six months of 2004, the Company recorded earnings from discontinued operations of $4,631 compared to a loss of $1,528 in the same period of 2003. In 2004, the Company recorded a gain from the sale of its retirement homes of $4,563, pursuant to the lessee’s exercise of its option to purchase the homes. The sale closed on May 31, 2004.

Supplemental Statistical and Financial Data

The following data is provided for additional information about the Company’s telecommunications operations. It should be read in conjunction with the quarterly segment analysis provided herein. All amounts below are unaudited.

	2003				2004
(In millions of dollars, except where indicated)	Q1	Q2	Q3	Q4	Q1	Q2
Gross revenues — product mix
Domestic long-distance	$7.8	$7.8	$7.4	$7.5	$6.4	$5.6
International long-distance	12.8	14.4	15.3	15.1	13.0	11.3
Local dial tone	—	—	—	—	0.1	1.0
MRC/USF (1)	2.3	2.4	2.8	3.0	3.0	2.7
Dedicated voice	0.4	0.3	0.4	0.4	0.3	0.3
Direct sales revenues	7.1	6.8	5.9	5.9	5.4	5.1
Other	—	0.1	0.2	—	0.1	0.2

Total telecommunications revenue	$30.4	$31.8	$32.0	$31.9	$28.3	$26.2
Network service offering	—	4.1	3.1	0.4	6.4	0.2
Technology licensing and development	—	1.1	1.0	0.1	0.5	0.1

Total revenues	$30.4	$37.0	$36.1	$32.4	$35.2	$26.5

Gross revenues — product mix (minutes)
Domestic long-distance (5)	135,236,248	140,798,912	134,198,098	121,880,023	129,277,406	134,649,835
International long-distance	83,191,655	93,896,850	98,873,877	98,978,290	91,288,985	83,923,345
Dedicated voice	9,571,155	7,772,277	9,364,583	8,653,038	9,653,915	9,374,236
Active Retail Subscribers (in number of people):
Dial-around (2)
Beginning of Period	199,375	228,330	215,187	206,937	192,678	164,331
Adds	112,223	85,246	100,624	63,349	46,518	40,094
Churn	(83,268)	(98,389)	(108,874)	(77,608)	(74,865)	(65,568)

End of Period	228,330	215,187	206,937	192,678	164,331	138,857
Local dial tone
Beginning of Period	—	—	—	—	—	2,895
Adds	—	—	—	—	3,112	10,818
Churn	—	—	—	—	(217)	(2,029)

End of Period	—	—	—	—	2,895	11,684
1+ (3)
Beginning of Period	72,008	136,896	174,486	168,242	161,570	165,847
Adds	109,646	81,040	43,964	25,356	25,344	27,093
Churn	(44,758)	(43,450)	(50,208)	(32,028)	(21,067)	(20,778)

End of Period	136,896	174,486	168,242	161,570	165,847	172,162

Total subscribers (End of Period)	365,226	389,673	375,179	354,248	333,073	322,703

Direct Sales (6)
Active Customer Base	276	254	236	227	256	252
Total top 10 billing	$1,243	$1,163	$1,094	$1,050	$926	$1,034
Avg monthly revenue per user (active subscriptions) in absolute dollars: (4)
Dial-around	$21.61	$20.60	$22.07	$23.01	$20.89	$21.61
Local dial tone	$—	$—	$—	$—	$11.51	$28.53
1+	$20.70	$22.16	$24.17	$26.20	$24.92	$21.30
Telecommunications revenue by customer type:
Dial-around	$14.8	$13.3	$13.7	$13.3	$10.3	$9.0
1+	8.5	11.6	12.2	12.7	12.4	11.0
Local dial tone	—	—	—	—	0.1	1.0
Direct sales	7.1	6.8	5.9	5.9	5.4	5.0
Other	—	0.1	0.2	—	0.1	0.2

Total telecommunications revenues	$30.4	$31.8	$32.0	$31.9	$28.3	$26.2

	2003				2004
(In millions of dollars, except where indicated)	Q1	Q2	Q3	Q4	Q1	Q2
Gross revenue — product mix (%):
Domestic long-distance	25.6%	24.6%	23.1%	23.5%	22.6%	21.4%
International long-distance	42.1%	45.3%	47.8%	47.3%	45.9%	43.1%
Local dial tone	—	—	—	—	0.4%	3.8%
MRC/USF (1)	7.6%	7.5%	8.8%	9.4%	10.6%	10.3%
Dedicated voice	1.3%	0.9%	1.3%	1.3%	1.0%	1.1%
Direct sales revenues	23.4%	21.4%	18.4%	18.5%	19.1%	19.5%
Other	—	0.3%	0.6%	0.0%	0.4%	0.8%

Total telecommunications revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

1	MRC/USF represents “Monthly Recurring Charges” and “Universal Service Fund” fees charged to the customers.

2	“Dial-around” refers to a product which allows a customer to make a call from any phone by dialing a 10-10-XXX prefix.

3	“1+” refers to a product which allows a retail customer to directly make a long-distance call from their own phone by dialing “1” plus the destination number.

4	Average monthly revenues per user is calculated as the revenues of the quarter divided by the number of users at the end divided by 3 to get per month.

5	Includes Local Product Line Bulk/Package Rate Domestic Minutes.

6	Represents Number of Parent Customers with Revenues greater than $0 in each calendar month.

The following data is provided as additional information about the Company’s real estate operations. It should be read in conjunction with the quarterly segment analysis provided herein. All amounts below are unaudited.

Income producing properties		June 30, 2004
			Net Book		Net	Net Operating	Interest	NOI less	Non-leveraged	Levaraged
		Occupancy	Value	Mortgage	Equity	Income (‘NOI’)	Expense	Interest	Return	Return
Property	Location	Rates	$	$	$	$	$	$	%	%
Portage Place	Peterborough, Ontario	97.03%	18,149	9,469	8,680	1,004	333	671	11%	15%
Southland Mall	Winkler, Manitoba	95.77%	6,853	5,035	1,818	458	177	281	13%	31%
Suncoast Mall	Goderich, Ontario	95.38%	7,339	4,266	3,073	461	152	309	13%	20%
Willowcreek Centre I	Peterborough, Ontario	98.26%	4,389	2,205	2,184	245	31 (ii)	214	11%	20%
Humboldt Mall	Humboldt, Saskatchewan	85.60%	1,097	—	1,097	49	—	49	9%	9%
1250 Steeles Ave. West	Brampton, Ontario	100.00%	2,363	1,517	846	153	41	112	13%	26%
Imperial Square	Guelph, Ontario	100.00%	4,923	1,640	3,283	238	12	226	(ii)	(ii)

			45,113	24,132	20,981	2,608	746	1,862

Mortgages allocated to real estate under development				2,471
Other loans and mortgages				1,160

			45,113	27,763	20,981

			Less: Internal management fees (i)			(110)
			Other corporate costs			(568)

						1,930

(i)	Income producing properties are internally managed and management fees are eliminated on consolidation.

(ii)	During the first quarter of 2004, Imperial Square commenced its rental cycle through the opening of its anchor tenant, Galaxy Theatre in January and a free standing A&W restaurant pad in March. An 11,200 sq ft centre and a second restaurant pad are scheduled for completion during 2004. At which time, the Company expect to complete first mortgage financing. Current operations, net book value and net equity figures are not representative of the final balances, therefore leveraged and non-leveraged returns are not being provided at this stage.

Segment analysis:

The Company believes that providing the results of business segments on a rolling eight-quarter basis, supplemented by commentary, provides meaningful information for users of the consolidated financial statements. The Company’s continuing communications operations are: Telecommunications and Technologies. Its other reportable segments are Real Estate and Corporate.

Telecommunications

	Unaudited								Unaudited
									Six months ended
									June 30
	2002	2002	2003	2003	2003	2003	2004	2004
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	2003	2004
	$	$	$	$	$	$	$	$	$	$
Revenues
Retail	19,834	21,623	30,367	32,110	31,924	31,718	28,358	26,229	62,477	54,587
Network services	—	—	—	4,142	3,079	408	4,696	190	4,142	4,886

	19,834	21,623	30,367	36,252	35,003	32,126	33,054	26,419	66,619	59,473
Operating costs and expenses:
Telecommunication costs (exclusive of network services, depreciation and amortization shown below)	10,973	12,458	19,543	19,154	19,265	18,941	16,635	15,680	38,697	32,315
Telecommunication costs — network services	—	1,995	6,205	2,165	807	(70)	—	(203)	8,370	(203)
Selling, general and administrative	5,717	8,667	13,556	13,158	13,027	13,000	13,990	13,289	26,714	27,279
Provision for doubtful accounts	1,118	2,273	1,175	1,131	1,465	1,661	1,227	1,740	2,306	2,967
Depreciation and amortization	966	1,291	1,826	1,757	1,994	1,528	1,602	1,549	3,583	3,151

Operating income (loss)	1,060	(5,061)	(11,938)	(1,113)	(1,555)	(2,934)	(400)	(5,636)	(13,051)	(6,036)

Telecommunications business includes the operations of Acceris Communications Corp. (formerly WorldxChange Corp), acquired in June 2001, and the Agent and Enterprise business of RSLCOM USAInc. acquired in December 2002. The core business is as a U.S. facilities-based telecommunications provider in the retail long distance market. Telecommunications also provided a network service offering that commenced in the fourth quarter of 2002 and was discontinued in the third quarter of 2003. Telecommunications started offering local dial tone products to its residential and small business customers in the fourth quarter of 2003.

Industry regulation

The telecommunications industry is subject to government regulation at federal, state and local levels. Any change in current government regulation regarding telecommunications pricing, system access, consumer protection or other relevant legislation could have a material impact on results of operations. Most of Acceris’current operations are subject to regulation by the Federal Communications Commission (“FCC”) under the Communications Act of 1934. In addition, certain of its operations are subject to regulation by state public utility or public service commissions. Changes in the regulation of, or the enactment of changes in interpretation of, legislation affecting Acceris could adversely affect operating results.

The Telecommunication Act of 1996 (the“1996 Act”), among other things, allows the Regional Bell Operating Companies (“RBOC”) and others to enter the long-distance business. Entry of the RBOCs or other entities, such as electric utilities and cable television companies, into the long-distance business may have a negative impact on Acceris’ business or its customers. Some of these entrants are expected to prove to be strong competitors because they are better capitalized, already have substantial customer bases, and enjoy cost advantages relating to local telecom lines and access charges. This could adversely impact operating results. In addition, the 1996 Act provides that state proceedings may in certain instances determine access charges that must be paid to the local exchange carriers. If these proceedings occur, rates could increase which could lead to a loss of customers and weaker operating results.

Overview of Federal Regulation

As a carrier offering telecommunications services to the public, Acceris is subject to the provisions of the Communications Act of 1934, as amended, and FCC regulations issued thereunder. These regulations require Acceris, among other things, to offer its regulated services to the public on a non-discriminatory basis at just and reasonable rates. Acceris is subject to FCC requirements that they obtain prior FCC approval for transactions that would cause a transfer of control of one or more regulated subsidiaries. Such approval requirements may delay, prevent or deter transactions.

International Service Regulation. Acceris possesses authority from the FCC, granted pursuant to Section 214 of the Communications Act of 1934, to provide international telecommunications service. The FCC has streamlined regulation of competitive international services and has removed certain restrictions against providing certain services. Presently, the FCC is considering a number of international service issues that may further alter the regulatory regime applicable to us. For instance, the FCC is considering revisions to the rules regarding the rates that international carriers like us pay for termination of calls to mobile phones located abroad.

Pursuant to FCC rules, Acceris has cancelled its international and domestic FCC tariffs and replaced them with a general service agreement and price lists. As required by FCC rules, Acceris has posted these materials on its web site. The “detariffing” of our services has given it greater pricing flexibility for its services, but it is not entitled to the legal protection provided by the “filed rate doctrine,” which generally provides protections to carriers from legal actions by customers that challenge the terms and conditions of service.

Interstate Service Regulation. As an interexchange carrier (“IXC”), Acceris’ interstate telecommunications services are regulated by the FCC. While Acceris is not required to obtain FCC approval to begin or expand its interstate operations, it is required to obtain FCC approvals for certain transactions that would affect its ownership or the services it provides. Additionally, Acceris must file various reports and pay certain fees and assessments. Acceris is subject to the FCC’s complaint jurisdiction and must contribute to the federal Universal Service Fund (“USF”). Acceris must also comply with the Communications Assistance for Law Enforcement Act (“CALEA”), and certain FCC regulations which require telecommunications common carriers to modify their networks to allow law enforcement authorities to perform electronic surveillance.

Overview of State Regulation

Through certain of its subsidiaries, Acceris is authorized to provide intrastate interexchange telecommunications services and, in certain states, is authorized to provide competitive local exchange services by virtue of certificates granted by state public service commissions. Acceris’ regulated subsidiaries must comply with state laws applicable to all similarly certified carriers including the regulation of services, payment of regulatory fees and preparation and submission of reports. The adoption of new regulations or changes to existing regulations may adversely affect its ability to provide telecommunications services. Consumers may file complaints against Acceris at the public service commissions. The certificates of authority Acceris holds can be generally conditioned, modified, cancelled, terminated or revoked by state public service commissions. Further, many states require prior approval or notification for certain stock or asset transactions, or in some states, for the issuance of securities, debts, guarantees or other financial transactions. Such approvals can delay or prevent certain transactions.

Overview of Ongoing Policy Issues

Local Service. Through the 1996 Act, Congress sought to establish a competitive and deregulated national policy framework for advanced telecommunications and information technologies. To date, local exchange competition has not progressed to a point where significant regulatory intervention is no longer required. Regulators believed that a “hands-off” policy would drive local exchange service into an adequately competitive market, but there continues to be a strong need for policy issue clarification and construction. Some policy changes have been addressed through the court system, not the regulatory system. For instance, the FCC has attempted several times to develop a list of UNEs which are portions of the Incumbent Local Exchange Carrier (“ILEC”) networks and services that must be sold separately to competitors. On several occasions, the courts have rejected the FCC’s approach to defining UNEs. The FCC’s most recent attempt to develop rules, the Triennial Review Order, was vacated by the U.S. Circuit Court of Appeals in Washington D.C. on March 4, 2004. The Court’s ruling went into effect on June 16, 2004. Since then, several competitive carriers have filed appeals with the U.S. Supreme Court, seeking a stay and review of the U.S. Circuit Court’s ruling. Those requests for appeal are still pending. At the same time, the FCC is expected to issue interim rules regarding access to, and pricing of, UNEs that will be in effect until permanent rules are issued by the FCC. However, if the U.S. Supreme Court agrees to review the decision of the U.S. Circuit Court and issues a stay of that lower court’s decision, then the effective date of the U.S. Circuit Court’s ruling and the effectiveness of the FCC’s interim rules could be substantially delayed. It is impossible to determine the outcome of these proceedings; however, the inability to purchase UNEs or price increase related to the interim rules could increase Acceris’ costs for providing local service, or prevent Acceris from providing the service altogether.

Universal Service Fund. In 1997, the FCC issued an order implementing Section 254 of the 1996 Act, regarding the preservation of universal telephone service. Section 254 and related regulations require all interstate and certain international telecommunications carriers to contribute toward the USF, a fund that provides subsidies for the provision of service to schools and libraries, rural health care providers, low income consumers and consumers in high cost areas.

Quarterly, the Universal Service Administrative Company (“USAC”), which oversees the USF, reviews the need for program funding and determines the applicable USF contribution percentage that interstate telecommunications carriers must contribute. While carriers are permitted to pass through the USF charges to consumers, the FCC has strictly limited amounts passed through to consumers in excess of a carrier’s determined contribution percentage.

As discussed below, the industry is moving from traditional circuit-switched telephone service to digitized IP-based communications. It is possible that this trend could threaten the amount of revenues USAC can collect through the USF system, and that the resulting revenue shortfall could prevent the system from meeting its funding demands. Separately from the FCC’s inquiry into the regulation of IP-based voice service, the FCC could exercise its so called “permissive authority” under the 1996 Act and assess USF contribution on VoIP providers. To date, only some VoIP providers contribute to the USF. If VoIP providers were exempted from USF contributions, telecommunications carriers would likely pay significantly higher USF contributions; conversely, if VoIP providers were required to contribute, traditional telecommunications carriers would contribute less. In addition to the FCC, Congress is considering this issue. Current Congressional debates are divided over whether IP-based telephony service providers should be required to contribute to the USF. A decision to require VoIP providers to contribute to the USF may adversely affect the Acceris’ provision of VoIP services.

VoIP Notice of Proposed Rule Making. In March 2004, the FCC issued the VoIP Notice of Proposed Rulemaking to solicit comments on many aspects of the regulatory treatment of VoIP services (the “VoIP NPRM”). The FCC continues to consider the possibility of regulating access to IP-based services, but has not yet decided on the appropriate level of regulatory intervention for IP-based service applications. Should the FCC rule that Acceris’ software-based solution for VoIP deployment, and other similar service applications should be regulated, its VoIP services may be adversely affected.

Further, the VoIP NPRM will likely address the applicability of access charges to VoIP services. Access charges provide compensation to local exchange carriers for traffic that originates or terminates on their networks. Certain LECs have argued that certain types of VoIP carriers provide the same basic functionality as traditional telephone service carriers, in that they carry a customer’s call from an origination point to a termination destination. Any ruling or decision from the FCC requiring VoIP carriers to pay access charges to ILECs for local loop use may adversely affect Acceris’ VoIP services.

The VoIP NPRM is also expected to address the extent to which CALEA will be applicable to VoIP services. Recently, in a separate proceeding, the Federal Bureau of Investigation and other federal agencies have asked the FCC to clarify that VoIP is a telecommunications service, for the purpose of subjecting VoIP to CALEA’s wiretapping requirements.

Broadband Deployment. Broadband refers to any platform capable of providing high bandwidth-intensive content and advanced telecommunications capability. The FCC’s stated goal for broadband services is to establish regulatory policies that promote competition, innovation and investment in broadband services and facilities. Broadband technologies encompass evolving high-speed digital technologies that offer integrated access to voice, high-speed data, video-on-demand or interactive delivery services. The FCC is seeking to 1) encourage the ubiquitous availability of broadband access to the Internet, 2) promote competition across different platforms for broadband services, 3) ensure that broadband services exist in a minimal regulatory environment that promotes investment and innovation and 4) develop an analytical framework that is consistent, to the extent possible, across multiple platforms. The FCC has opened several inquiries to determine how to promote the availability of advanced telecommunications capability with the goal of removing barriers to deployment, encouraging competition and promoting broadband infrastructure investment. For instance, the FCC is considering the appropriate regulatory requirements for ILEC provision of domestic broadband telecommunications services. The FCC’s concern is whether the application of traditional common carrier regulations to ILEC-provided broadband telecommunications services is appropriate. Under existing regulations, ILECs are treated as dominant carriers absent a specific finding to the contrary for a particular market and, as dominant carriers, are subject to numerous regulations, such as tariff filing and pricing requirements.

On February 7, 2002, the FCC released its third biennial report on the availability of broadband, in which it concluded that broadband is being deployed in a reasonable and timely manner. The report showed that the advanced telecommunications services market continues to grow and that the availability of and subscribership to high-speed services increased significantly since the last report. Additionally, the report noted that investment in infrastructure for advanced telecommunications remains strong. The data in the report is gathered largely from standardized information from providers of advanced telecommunications capability including wireline telephone companies, cable providers, wireless providers, satellite providers, and any other facilities-based providers of 250 or more high-speed service lines (or wireless channels) in a given state.

Internet Service Regulation. The demand for high-speed Internet access has increased significantly over the past several years as consumers increase their Internet use. The FCC is active in reviewing the need for regulatory oversight of Internet services and to date has advocated less regulation and more market-based competition for broadband providers. The FCC’s stated policy is to promote the continued development of the Internet and other interactive computer-based communications services. There can be no certainty that the FCC will continue to take a deregulatory approach to the Internet. Should the FCC increase regulatory oversight of Internet services, Acceris’ cost for providing those services could increase.

Telecommunications revenue accounted for $59,473 of the first half of 2004 revenue, compared to $66,619 for the same period in 2003. The primary reason for the decrease was related to reduced traffic on the Company’s dial-around product. The decrease in traffic for this product was due primarily to an internal initiative to focus on a 1+ customer base with higher monthly billings. While this improved the quality of the Company’s revenue, the initial impact was a decrease in gross revenues associated with this product, which is partially offset by a $744 increase in revenue related to the network service offering product that was discontinued in July 2003.

Telecommunications network expense was $32,112 in the first six months of 2004, compared to $47,067 for the same period in 2003. The decrease over 2003 relates primarily to the inclusion of costs related to the network service offering of $8,370 in the first half of 2003 and $203 recovery of costs in 2004, related to the discontinued network service offering. The remainder of the decrease is due to the decrease in telecommunications traffic, as discussed above.

Telecommunications’ S, G & A was $27,279 in the first half of 2004, compared to $26,714 for the same period in 2003.

Telecommunications’ provision for doubtful accounts was $2,967 in the first half of 2004 compared to $2,306 in the first half of 2003. This increase is directly related to the shift of collection efforts to an external resource and, to a lesser extent, the change in product mix throughout the year and the shift in channels.

Technologies

	Unaudited								Unaudited
									Six months ended
	2002	2002	2003	2003	2003	2003	2004	2004	June 30
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	2003	2004
	$	$	$	$	$	$	$	$	$	$
Revenues
Technology and patents	321	47	—	1,050	1,049	65	450	90	1,050	540
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation and amortization shown below)	—	—	—	—	—	(4)	—	—	—	—
Selling, general and administrative	942	1,350	669	1,652	954	962	774	699	2,321	1,473
Research and development	317	235	—	—	—	—	—	106	—	106
Provision for doubtful accounts	—	—	—	—	—	6	—	—	—	—
Depreciation and amortization	536	470	517	517	517	528	564	565	1,034	1,129

Operating loss	(1,474)	(2,008)	(1,186)	(1,119)	(422)	(1,427)	(888)	(1,280)	(2,305)	(2,168)

The Technologies segment offers a proven network convergence solution for the deployment of IP-based voice and data services over a single network. Acceris has over nine years of experience developing Voice over Internet Protocol (“VoIP”) technologies. The Company’s proprietary soft-switch solution both enables existing telecom service providers to reduce telecommunications costs and permits new communications service providers to enter the enhanced communications market with limited investment. In addition, the Company has a patent portfolio that includes two VoIP patents (the “VoIP Patents”) which the Company believes are foundational VoIP patents for communications over traditional telecommunication networks. The Company is pursuing opportunities to leverage its patents through a focused licensing strategy that targets carriers, equipment vendors and customers who are deploying IP for phone-to-phone communication.

Technology licensing revenues and contributions are project based and, as such, these amounts will vary from period to period based on the timing and size of technology licensing projects and payments.

Technologies reported revenue of $540 in the first six months of 2004 compared to $1,050 for the same period of 2003. The revenue in 2004 relates to a contract, which was entered into with a Japanese company in the third quarter of 2003. In the second quarter of 2003, the Company recorded revenue from the AccessLine contract.

In the first six months of 2004, Technologies’ selling, general and administrative expense was $1,579, down from $2,321 for the same period in 2003. It is anticipated that selling, general and administrative expense will change from year to year and quarter-to-quarter, based on the business volumes in the segment.

Real Estate

	Unaudited								Unaudited
									Six months ended
	2002	2002	2003	2003	2003	2003	2004	2004	June 30
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	2003	2004
	$	$	$	$	$	$	$	$	$	$
Revenues
Canada	1,486	1,704	1,783	1,988	1,901	2,127	2,270	2,181	3,771	4,451
Operating costs and expenses:
Income producing properties	502	946	944	1,047	882	999	1,266	1,256	1,991	2,522
Depreciation and amortization	107	60	102	63	68	253	298	304	165	602

Operating income	877	698	737	878	951	875	706	621	1,615	1,327

The Company’s real estate business, Counsel Real Estate Inc., invests in and develops income-producing commercial properties, primarily retail shopping centres, and provides property management services.

Revenue generated in the first six months of 2004 was $4,451 compared to $3,771 in the same period of 2003. The main reason for the increase was the addition of two new tenants for Imperial Square, Galaxy Theatres and A&W Restaurants for $334, and a general increase in rents, operating and realty tax recoveries from other properties.

Income producing properties expense increased by $531 to $2,522 for the first six months of 2004 compared to $1,991 in the same period in 2003. The increase relates primarily to additional Imperial Square operating costs for the two new tenants of $95, and general increases in all other operating expenses for the other properties, which are being offset by the recoveries recorded in revenues.

The Company has two active development projects, Imperial Square and 1250 Steeles.

Imperial Square, an approximately 57,000 sq. ft. retail centre, is located in Guelph, Ontario. The Imperial Square property development is expected to cost approximately $8,000, and will be completed in the fourth quarter of 2004. The Company is funding this development through a non-revolving construction loan of up to $4,179, bearing interest at the greater of 9.25% or prime plus 3%.

The other development project, 1250 Steeles Avenue West, is located in Brampton, Ontario. Construction has commenced subsequent to the second quarter of 2004 and is expected to cost approximately $1,500. The project is due to be completed in 2004.

Corporate

	Unaudited								Unaudited
									Six months ended
	2002	2002	2003	2003	2003	2003	2004	2004	June 30
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	2003	2004
	$	$	$	$	$	$	$	$	$	$
Operating costs and expenses:
Selling, general and administrative	4,016	2,788	1,305	1,096	796	1,236	1,179	1,416	2,401	2,595
Depreciation and amortization	151	258	123	25	18	17	17	19	148	36

Operating loss	(4,167)	(3,046)	(1,428)	(1,121)	(814)	(1,253)	(1,196)	(1,435)	(2,549)	(2,631)

Head office costs for the six months ended June 30, 2004 amounted to $2,631 compared to $2,549 for the same period in 2003. Management expects corporate costs to remain at levels experienced in recent quarters.

CAPITAL RESOURCES AND LIQUIDITY

Summary of Consolidated Balance Sheet Data

	June 30,	December 31,
	2004	2003
	$	$
Total assets	111,839	143,589
Working capital deficiency	(24,969)	(21,933)
Long-term financial liabilities	73,272	88,693

Working capital

The Company’s working capital declined $3,036 in the first half of 2004 resulting in a working capital deficit of $24,969 at June 30, 2004, compared to $21,933 at December 31, 2003. The primary change in working capital in the six months is the decline in cash and cash equivalents used to fund Acceris’ operations.

The Company expects working capital to improve in 2004 once its remaining long-term care assets are disposed, and it completes construction and arranges long term financing for its development properties.

Sources of funding

The Company has $12,284 in cash and cash equivalents and short-term investments at June 30, 2004 compared to $19,377 at December 31, 2003. Sources of funding for the first six months were from the proceeds from the sale of the retirement homes, sale of the BUI shares, as well from real estate operations.

During the remainder of 2004, the Company expects to monetize its investment in long-term care facilities on favourable terms, and Acceris plans to obtain funds from third parties in 2004.

Uses of funding

In the first half of 2004, funds were primarily used to fund operations of Acceris under the Keep Well agreement (discussed below), to make repayments on the revolving credit facility, to make scheduled payments on mortgages and capital leases, and to make capital expenditures.

Acceris has incurred substantial operating losses and negative cash flows from operations since inception and had a shareholders’ deficit of $56,123 and negative working capital of $20,413 at June 30, 2004. Acceris is financing its operations through amounts provided by Counsel with an outstanding loan balance of $46,573 and a revolving credit facility with an outstanding balance of $7,154, respectively, as of June 30, 2004. Counsel has agreed to fund, through long-term inter-company advances or equity contributions, all capital investment, working capital or other operational cash requirements of Acceris (the “Keep Well”). The Keep Well obligates Counsel to continue its financial support of Acceris through June 30, 2005. During the first six months of 2004, Counsel advanced Acceris approximately $9,191 under its Keep Well. During 2004, Acceris intends to approach the capital markets directly to raise funds. Should this not occur, Acceris will call upon the Keep Well. At June 30, 2004, Counsel has $12,284 in cash and equivalents and short-term investments to support any requirements under the Keep Well. Counsel also has the ability to obtain additional financing on its existing assets, including but not limited to its 91% equity interest in Acceris and loans receivable from Acceris, as well as its long-term care, real estate and other corporate assets.

In August 2004, Acceris implemented a restructuring plan targeted at reducing its operating costs. The cost cutting reflects both the continued efficiencies created by the ongoing integration of Acceris’ operations, related to its four acquisitions over the last three years, and management’s commitment to its objective of achieving break-even operating income by the end of 2004, despite softening revenue and regulatory uncertainty. Approximately 20 percent of Acceris’ work force is being removed from the organization. The reduction affects staff in the San Diego, Pittsburgh and Somerset facilities. Acceris anticipates that it will record expenses of between $1,000 and $2,000 during the third quarter ending September 30, 2004 related to this restructuring. Restructuring charges will include employee reduction costs and lease termination costs and may include additional charges related to potential asset impairments. Management is in the process of assessing the impact of these measures on other assets.

While management believes that the Company will be able to meet its commitments, the possibility exists that unforeseen events, adverse business conditions, or other factors could affect the Company’s liquidity. If such events or conditions occur, management believes the Company could pursue alternative plans. However, there can be no assurance that such alternatives will be available or that management will be successful in their implementation.

Convertible preferred shares

On December 19, 2003, the Company completed a private placement of a new series of convertible preferred shares for proceeds of $15,000. The preferred shares are entitled to a dividend of 6% per annum, payable semi-annually on January 1 and July 1 of each year, commencing July 1, 2004. If cash dividends are not paid when due, the Company must pay the dividend via the issuance of additional preferred shares, subject to an aggregate maximum of 2,000,000 Series A preferred shares. The preferred shares are convertible on a one-for-one basis into common shares by the holder and the Company, contingent on certain conversion factors. The preferred shares are redeemable at the option of the holder, commencing on January 1, 2009, at their original price plus all accrued and unpaid dividends.

Under Canadian GAAP, the Company accounts for such a financial instrument as a hybrid instrument because of its debt and equity components. At December 19, 2003, $11,200 of the instrument was included in liabilities, while $3,800 of the instrument was included in shareholders’ equity.

On July 1, 2004, the Company declared a dividend on its Series A preferred shares, which was paid by the issuance of 319,731 preferred shares.

Property, plant and equipment

Investment in property, plant and equipment for the three and six months ended June 30, 2004 was $236 and $408, respectively, (same periods in 2003 — $701 and $1,377, respectively). The Company expects to invest approximately $4,000 in property, plant and equipment during fiscal 2004. Funding for these investments is expected to come from cash on hand and short-term investments, operating cash flows, and from funds raised by Acceris.

Property under development

Investment in property under development for the three months and six months ended June 30, 2004 was $3,445 and $3,445, respectively (same periods in 2003 - $2,050 and $2,111, respectively). The Company expects to invest approximately $7,500 in property under development in fiscal 2004. Funding for these investments is expected to come from long term financing, cash on hand and short-term investments, and real estate operating cash flows.

Acquisition of securities

On December 12, 2003, the Company renewed its normal course issuer bid to purchase up to 2,430,113 common shares or 5% of the outstanding common shares of the Company, during the 12-month period beginning December 16, 2003 and ending on December 15, 2004.

During the first half of 2004 the Company acquired no common shares pursuant to the bid, compared to 1,023,900 shares acquired for $2,001 in first half 2003 (second quarter 2003 – 529,400 shares for $966). In the first half of 2003, the Company retired $995 of convertible debentures for $648.

In the third quarter of 2004, the Company intends to acquire shares pursuant to this program to offset the dilutive effect of the dividend in kind, paid on the Series A preferred shares.

Contingencies

The Company, from time to time, is involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Other than set out below, the Company is not aware of any pending or threatened proceedings that would have a material adverse effect on the consolidated financial condition or future results of the Company.

On October 31, 2003, the Company settled its outstanding 6% convertible debentures at maturity by delivering 690 common shares for each thousand dollars of principal, resulting in the issuance of 28.2 million common shares. A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the debentures at maturity by delivering common shares. On October 28, the Ontario Superior Court of Justice dismissed the lawsuit. The debenture holder has appealed this decision.

On April 16, 2004, certain shareholders of Acceris (the “Plaintiffs”) filed a putative derivative complaint in the Superior Court of the State of California in and for the County of San Diego, (the “Complaint”) against Acceris, WorldxChange Corporation (sic), Counsel Communications LLC, and Counsel as well as certain present and former officers and directors of Acceris, some of whom also are or were directors and/or officers of the other corporate defendants (collectively, the “Defendants”). The Complaint alleges, inter alia, that the Defendants, in their respective roles as controlling shareholder and directors and officers of Acceris committed breaches of the fiduciary duties of care, loyalty and good faith and were unjustly enriched, and that the individual Defendants committed waste of corporate assets, abuse of control and gross mismanagement. The Plaintiffs seek compensatory damages, restitution, disgorgement of allegedly unlawful profits, benefits and other compensation, attorneys’ fees and expenses in connection with the Complaint. Acceris and Counsel believe that these claims, in their entirety, are without merit and intend to vigorously defend this action. There is no assurance that this matter will be resolved in Acceris’ or Counsel’s favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

Counsel, Acceris and several of Acceris’ current and former executives and Acceris’ board members were named in a securities action filed in the Superior Court of the State of California in and for the County of San Diego on April 16, 2004, in which the plaintiffs made claims nearly identical to those set forth in the derivative suit described above. Acceris and Counsel believe that these claims in their entirety are without merit and intend to vigorously defend this action. There is no assurance that this matter will be resolved in Acceris and Counsel’s favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

In connection with Acceris’ efforts to enforce its patent rights, Acceris Communications Technologies Inc. filed a patent infringement lawsuit against ITXC Corp. (“ITXC”) in the United States District Court of the District of New Jersey on April 14, 2004. The complaint alleges that ITXC’s VoIP services and systems infringe the Company’s U.S. Patent No. 6,243,373, entitled “Method and Apparatus for Implementing a Computer Network/Internet Telephone System.” On May 7, 2004, ITXC filed a lawsuit against Acceris Communications Technologies Inc., and the Company, in the United States District Court for the District of New Jersey for infringement of five ITXC patents relating to VoIP technology, directed generally to the transmission of telephone calls over the Internet and the completion of telephone calls by switching them off the Internet and onto a public switched telephone network. Acceris believes that the allegations contained in ITXC’s complaint are, in their entirety, without merit and Acceris intends to provide a vigorous defense to ITXC’s claims. There is no assurance that this matter will be resolved in Acceris’ favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

At Acceris’ Adjourned Meeting of Stockholders held on December 30, 2003, the stockholders approved an amendment to the Articles of Incorporation, deleting Article VI thereof (regarding liquidations, reorganizations, mergers and the like). Stockholders who were entitled to vote at the meeting and advised Acceris in writing prior to the vote on the amendment, that they dissented and intended to demand payment for their shares if the amendment was effectuated, were entitled to exercise their appraisal rights and obtain payment in cash for their shares under Sections 607.1301 – 607.1333 of the Florida Business Corporation Act, provided their shares were not voted in favor of the amendment. In January 2004, appraisal notices in compliance with Florida corporate statutes were sent to all stockholders who had advised Acceris of their intention to exercise their appraisal rights. The appraisal notices included Acceris’ estimate of the fair value of its shares, being $4.00 per share on a post-split basis. These stockholders had until February 29, 2004 to return their completed appraisal notices along with certificates for the shares for which they were exercising their appraisal rights. Approximately 33 stockholders holding approximately 74,000 shares had returned completed appraisal notices by February 29, 2004. A stockholder of 20 shares notified accepted of the offer of $4.00 per share, while the stockholders of the remaining shares did not accept the offer. Subject to the qualification that Acceris may not make any payment to a stockholder seeking appraisal rights if, at the time of payment, our total assets are less than our total liabilities, stockholders who accepted our offer to purchase their shares at the estimated fair value will be paid for their shares within 90 days of receipt of a duly executed appraisal notice. If Acceris should be required to make any payments to dissenting stockholders, Counsel will fund any such amounts through the purchase of shares of common stock. Stockholders who did not accept Acceris’ offer were required to indicate their own estimate of fair value. Because Acceris did not agree with the estimates submitted by many of the dissenting shareholders, Acceris has sought a judicial determination of the fair value of the common stock held by the dissenting stockholders. On June 24, 2004, Acceris filed suit against the dissenting shareholders seeking a declaratory judgment, appraisal and other relief in the Circuit Court for the 17th Judicial District in Broward County, Florida. There is no assurance that this matter will be resolved in Acceris’ favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

Guarantees

The Company has guaranteed the repayment of certain mortgages amounting to $38,407. Seven of these mortgages, amounting to $29,529, are payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. In 1984 the Company sold seven long-term care facilities to the limited partnership, and the Company continues to act as guarantor for the repayment of the first mortgages on the facilities, which were assumed by the limited partnership. The limited partnership is in compliance with the terms of the mortgages and, accordingly, the Company has not recognized any liability that may arise under the guarantees provided. The Company believes that the value of the facilities, which have been provided as collateral for the guarantee, is in excess of the amount of the mortgages and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that became due under these guarantees.

In addition, the Company has provided a guarantee for the repayment of a mortgage of $8,878 payable by another limited partnership. In 1985 the Company sold a long-term care facility to the limited partnership. The mortgage on the facility was assumed by the partnership and continues to be guaranteed by the Company. The Company receives a fee for this guarantee. The Company has no equity interest in the partnership; however, it does receive an annual incentive fee from the partnership based on the partnership’s financial performance, and is entitled to participate in the proceeds of a sale or refinancing of the facility. The limited partnership is in compliance with the terms of the mortgage and, accordingly, the Company has not recognized any liability that may arise under this guarantee. The Company believes that the value of the facility, which has been provided as collateral for the guarantee, is in excess of the amount of the mortgage and, on a sale or liquidation, would be sufficient to reimburse the Company for any payment that became due under this guarantee.

CRITICAL ACCOUNTING ESTIMATES

Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations discusses the Company’s interim consolidated financial statements, which have been prepared in accordance with accounting policies generally accepted in Canada (“Canadian GAAP”). The preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to the application of purchase accounting, the assessment of recoverability of customer and loans receivables, the valuation of portfolio investments, and the cash-flows expected to be derived from long lived assets including property under development, income producing properties, property, plant and equipment and intangible assets. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

This discussion and analysis should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2003 and the notes thereto. To aid in the understanding of the Company’s financial reporting, its critical accounting policies are described below. These policies have the potential to significantly impact the Company’s financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. The Company has identified its most critical accounting estimates to be the following:

Revenue recognition

Telecommunication services

Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably assured. Revenue is derived from telecommunications usage, based on minutes of use. Revenue derived from usage is recognized as services are provided, based on agreed upon usage rates and net of estimated bad debts, customer credits and billing errors, which are recorded at the same time the corresponding revenue is recognized. Revenue for a period is calculated from information received through the Company’s network switches. Bad debts, customer credits and billing errors are significant estimates made by management based on a number of factors including historical experience and current trends. Revenues from billings for services rendered where collectibility cannot be determined are recognized when the cash collections to be retained by the Company are finalized.

Revenues for the Company’s network service offering, which it began to sell in November 2002 and ceased selling in July 2003, are accounted for using the unencumbered cash method. The Company determined that collectibility of the amounts billed to customers was not reasonably assured at the time of the billing. Under its agreements with local exchange carriers (“LECs”), cash collections remitted to the Company are subject to adjustment, generally over several months. Accordingly, the Company recognizes revenue when the actual cash collections to be retained by the Company are finalized and unencumbered. There is no further billing of customers for the network service offering subsequent to the program’s termination. Also, at June 30, 2004, the Company had approximately $161 in cash receipts that were still subject to adjustment by the LECs and therefore encumbered. This amount is included in unearned revenue at June 30, 2004. The Company expects these amounts will become unencumbered during the remainder of 2004, and it will record revenues at such times that the Company finalizes cash collection amounts with the LECs.

Technology licensing

Revenue from the sale of software licenses is recognized when a non-cancelable agreement is in force, the license fee is fixed or determinable, acceptance has occurred and collectibility is reasonably assured. Maintenance and support revenue is recognized ratably over the term of the related agreements. When a license of technology requires continued support or involvement of the Company, contract revenue is spread over the period of the required support or involvement.

Valuation of portfolio investments

Portfolio investments represent investments in both publicly traded and privately held companies. These investments are accounted for using the cost method. Under the cost method, the investment is initially recorded at cost and earnings from such investments are only recognized to the extent received or receivable. Provisions for loss in value are recorded if a decline in value is considered to be other than temporary. Neither unrealized gains nor recoveries in valuation, if any, are reflected in the consolidated financial statements.

Valuation of intangible assets

Effective 2002, companies are no longer permitted to amortize goodwill on a periodic or routine basis. Instead, the carrying value of goodwill must be assessed at least annually based on a comparison of a reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit.

Intangible assets are recorded at fair value upon acquisition. Finite-life intangible assets are amortized on a straight-line basis over their estimated useful life of one to five years.

On an ongoing basis, management reviews the carrying value of intangible assets and the amortization of finite-life intangible assets, taking into consideration any events and circumstances that might have impaired their carrying values. The Company assesses impairment by determining whether the carrying value exceeds the fair value, determined as the consideration that would be agreed upon in an arm’s length transaction. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to operations in the period in which such impairment is determined by management.

Valuation of income producing properties

Income producing properties are carried at the lower of depreciated cost and net recoverable amount. A write-down to net recoverable amount is recognized when a property’s undiscounted cash flows are less than its carrying value. Projections of future cash flows take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. The use of net recoverable amount to assess the carrying value at which a property is reported assumes the property will be held for the long term. Otherwise, the net realizable value method is used. Estimated net realizable value represents the estimated selling price reduced by any costs expected until final disposition, assuming reasonable market conditions.

Income taxes

Counsel operates in Canada and the United States and is therefore subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of operations is based on a number of different estimates made by management. The effective tax rate can change from year to year based on the mix of income or loss among the different jurisdictions in which the Company operates, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on the balance sheet. The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets such as loss carry forwards and the future tax depreciation of capital assets are assessed at each quarter-end and a valuation allowance may be established or modified. Changes in the amount of the valuation allowance required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Material changes in income tax assets, liabilities, expense and recoveries may occur in the short term.

Restrictions in the Company’s ability to utilize income tax loss carry forwards have occurred in the past due to the application of change in ownership tax rules in the United States. There is no certainty that the application of these rules may not re-occur, resulting in further restrictions on the Company’s income tax loss carry forwards existing at a particular time. Any such additional limitations could require the Company to pay income taxes in the future and record an income tax expense to the extent of such liability.

The Company could be liable for income taxes on an overall basis while having unutilized tax loss carry forwards, since these losses may be applicable to one jurisdiction and/or particular line of business while earnings may be applicable to a different jurisdiction and/or line of business. Additionally, income tax loss carry forwards may expire before the Company has the ability to utilize such losses in a particular jurisdiction and there is no certainty that current income tax rates will remain in effect at the time when the Company has the opportunity to utilize reported tax loss carry forwards.

NEW ACCOUNTING PRONOUNCEMENTS

Generally accepted accounting principles and general standards of financial statement presentation

Effective January 1, 2004, the Company has adopted the new recommendation of the Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting standards surrounding GAAP and general standards of financial statement presentation. These standards lay out a framework for application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003. As a result of these new recommendations, effective January 1, 2004, the Company adopted the change to amortize its income producing properties on a straight-line basis, over the remaining useful economic life, as the sinking fund method of amortization is no longer considered to be GAAP. Previously, income producing properties were amortized using the sinking fund method, whereby the cost of the building was amortized over a maximum period of 30 years in a series of annual installments increasing at a rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of increasing the net loss for the six months ended June 30, 2004 by $275.

Stock-based compensation

Effective January 1, 2004, the Company adopted Section 3870 of the CICA Handbook, “Stock-based Compensation and Other Stock-based Payments” (“CICA HB 3870”). This standard requires the Company to recognize an expense in the financial statements for all forms of employee stock-based compensation, including stock options. The adoption of the new accounting principle for the Company has been applied retroactively, without restatements to prior periods. Retained earnings at December 31, 2003 was reduced by $528, with an offsetting increase in contributed surplus. A compensation expense of $446 has been recognized in first six months of 2004.

Consolidation of variable interest entities

The CICA issued accounting guideline AcG-15, Consolidation of Variable Interest Entities (“VIEs”), which will be effective for all fiscal periods beginning on or after November 1, 2004. The guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities, and, if so, to consolidate the VIE. A VIE is an entity that is structured such that either (a) the equity is not sufficient to permit the entity to finance its activities without external support, or (b) equity investors lack either direct or indirect ability to make decisions about the entity’s activities, an obligation to absorb expected losses or the right to receive expected residual returns. A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both. The Company is currently in the process of identifying any potential impact on its financial statements and is planning on implementing this standard in 2005.

COUNSEL CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	June 30,	December 31,
	2004	2003
	$	$
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	7,182	16,996
Short-term investments( market value $5,208; 2003 -$4,525)	5,102	2,381
Accounts receivable (net of allowance for doubtful accounts of $1,352; 2003 - $1,900)	14,770	18,719
Loans receivable	2,947	2,773
Prepaid expenses and deposits	2,940	2,863
Assets of discontinued operations (note 9)	1,415	2,315

	34,356	46,047
Long-term assets
Income producing properties (note 4)	45,113	42,225
Properties under development (note 5)	5,724	7,600
Loans receivable	3,241	3,894
Portfolio investments	4,695	4,745
Property, plant and equipment, net	5,663	7,787
Intangible assets, net	6,722	8,546
Goodwill	947	947
Other assets	1,096	896
Assets of discontinued operations (note 9)	4,282	20,902

	111,839	143,589

Liabilities
Current liabilities
Revolving credit facility	7,154	12,127
Accounts payable and accrued liabilities	32,531	33,404
Unearned revenue	1,496	4,011
Current portion of mortgages and loans payable	5,032	4,377
Current portion of capital leases	2,825	2,715
Future income tax liabilities	1,037	1,110
Income tax payable	1,010	524
Liabilities of discontinued operations (note 9)	8,240	9,712

	59,325	67,980
Long-term liabilities
Mortgages and loans payable	22,731	24,057
Capital leases	191	1,631
Convertible preferred shares	11,449	11,200
Future income tax liabilities	38,901	37,934
Liabilities of discontinued operations (note 9)	—	13,871

	132,597	156,673
Non-controlling interest	1,073	1,066
Contingencies and guarantees (note 6)
Shareholders’ equity (deficit)	(21,831)	(14,150)

	111,839	143,589

The accompanying notes are an integral part of these interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
For the period ended June 30, 2004 (In thousands of U.S. dollars)
(Unaudited)

				Equity	Equity
	Capital Stock			component of convertible	component of convertible	Foreign currency	Retained	Total Shareholders’
	No. of common		Contributed	preferred	debentures	translation	earnings	equity
	shares	Amount	surplus	shares	payable	adjustment	(deficit)	(deficit)
	(In 000’s)	$	$	$	$	$	$	$
Balance - December 31, 2001	22,493	102,852	8,883	—	41,833	—	(118,074)	35,494
Common shares purchased for cancellation	(748)	(3,418)	1,886	—	—	—	—	(1,532)
Accretion of equity component of convertible								—
debentures payable	—	—	—	—	3,029	—	(3,029)	—
Gain on retirement of convertible debentures								—
payable, net of income taxes of $15	—	—	63	—	(210)	—	—	(147)
Net loss	—	—	—	—	—	—	(28,931)	(28,931)

Balance - December 31, 2002	21,745	99,434	10,832	—	44,652	—	(150,034)	4,884
Common shares purchased for cancellation	(1,352)	(6,153)	3,628	—	—	—	—	(2,525)
Equity component of convertible preferred shares	—	—	—	3,800	—	—	—	3,800
Debentures converted to common shares	28,194	40,861	4,474	—	(45,335)	—	—	—
Accretion of equity component of convertible								—
debentures payable	—	—	—	—	2,515	—	(2,515)	—
Foreign currency translation adjustment	—	—	—	—	—	3,112	—	3,112
Gain on retirement of convertible debentures								—
payable, net of income taxes of $66	—	—	671	—	(1,832)	—	—	(1,161)
Net loss	—	—	—	—	—	—	(22,260)	(22,260)

Balance - December 31, 2003	48,587	134,142	19,605	3,800	—	3,112	(174,809)	(14,150)
Adjustment related to the adoption of new accounting pronouncement (note 2)	—	—	528	—	—	—	(528)	—

Re-stated balance - December 31, 2003	48,587	134,142	20,133	3,800	—	3,112	(175,337)	(14,150)
Foreign currency translation adjustment	—	—	—	—	—	(688)	—	(688)
Stock based compensation (note 2)	—	—	446	—	—	—		446
Net loss	—	—	—	—	—	—	(7,439)	(7,439)

Balance - June 30, 2004	48,587	134,142	20,579	3,800	—	2,424	(182,776)	(21,831)

The accompanying notes are an integral part of these interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three and six months ended June 30 (In thousands of U.S. dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	$	$	$	$
Revenues
Telecommunication services	26,419	36,252	59,473	66,619
Communication technology licensing	90	1,050	540	1,050
Income producing properties	2,181	1,988	4,451	3,771

	28,690	39,290	64,464	71,440

Operating costs and expenses
Telecommunication costs (exclusive of depreciation and amortization shown below)	15,477	21,319	32,112	47,067
Income producing properties (exclusive of depreciation and amortization shown below)	1,256	1,047	2,522	1,991
Selling, general and administrative	15,510	15,906	31,453	31,436
Provision for doubtful accounts	1,740	1,131	2,967	2,306
Depreciation and amortization	2,437	2,362	4,917	4,930

	36,420	41,765	73,971	87,730

Operating loss before undernoted items	(7,730)	(2,475)	(9,507)	(16,290)
Gains and other income
Gain on sale of short-term investments	668	1,929	1,238	2,377
Other	—	—	767	—
Impairments and other losses
Write-down of short-term investments	(431)	(35)	(502)	(133)
Write-down of portfolio investments	—	(650)	—	(650)
Other	(376)	—	(413)	—

Loss before the undernoted	(7,869)	(1,231)	(8,417)	(14,696)
Interest income	111	114	177	152
Interest expense	(1,464)	(1,071)	(3,001)	(1,942)

Loss before income taxes, non-controlling interest and discontinued operations	(9,222)	(2,188)	(11,241)	(16,486)
Provision for income taxes	(359)	(14)	(786)	(14)
Non-controlling interest	(33)	—	(43)	—

Loss from continuing operations	(9,614)	(2,202)	(12,070)	(16,500)
Income (loss) from discontinued operations (note 9)	4,680	(541)	4,631	(1,528)

Net loss	(4,934)	(2,743)	(7,439)	(18,028)

Basic and diluted net loss per share (note 7):
Continuing operations	(0.20)	(0.14)	(0.25)	(0.84)
Discontinued operations	0.10	(0.02)	0.10	(0.07)

Basic and diluted net loss per share	(0.10)	(0.16)	(0.15)	(0.91)

Weighted average number of common shares outstanding (in thousands) - Basic and diluted	48,587	21,060	48,587	21,155

The accompanying notes are an integral part of these interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30 (In thousands of U.S. dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	$	$	$	$
Cash provided by (used in)
Operating activities
Loss from continuing operations	(9,614)	(2,499)	(12,070)	(17,064)
Non-cash items
Future income taxes	—	49	—	49
Depreciation of property, plant and equipment	1,216	1,608	2,483	3,334
Depreciation of income producing properties	288	63	575	165
Amortization of intangible assets	912	691	1,824	1,433
Other amortization	21	—	35	—
Gain on sale of short-term investments	(668)	(1,929)	(1,238)	(2,377)
Write-down of short-term investments	431	35	501	133
Write-down of portfolio investments	—	650	—	650
Gain on discharge of obligation	—	—	(767)	—
Other impairments or losses	376	—	376	—
Loss on sale of other assets	7	—	47	—
Accretion of liability component of convertible debentures payable	—	13	—	24
Stock received on sale transactions	—	(1,100)	—	(1,100)
Discharge of obligations	—	(394)	—	(394)
Accretion of liability component of convertible preferred shares	49	—	249	—
Stock based compensation	185	—	446	—
Non-controlling interest	33	—	43	—
Changes in non-cash working capital related to operations
(Increase) decrease in accounts receivable	1,213	(5,211)	3,949	(2,154)
(Increase) decrease in income taxes recoverable	978	671	1,380	2,736
(Increase) decrease in other assets	(750)	(1,445)	(312)	(1,082)
Increase (decrease) in accounts payable and accrued liabilities	4,539	(698)	73	1,608
Increase (decrease) in unearned revenue	411	3,961	(2,515)	9,307

Cash provided by (used in) continuing operations	(373)	(5,535)	(4,921)	(4,732)
Cash provided by (used in) discontinued operations	(647)	(1,074)	(1,283)	(1,917)

	(1,020)	(6,609)	(6,204)	(6,649)

Investing activities
Purchase of short-term investments	(1,433)	(185)	(5,689)	(185)
Purchase of property, plant and equipment	(236)	(701)	(408)	(1,377)
Investment in property under development	(3,445)	(2,050)	(3,445)	(2,111)
Proceeds on sale of short-term investments	1,956	2,836	3,755	3,962
Proceeds on sale of property, plant and equipment	—	—	—	160
Discontinued operations	22,067	1,332	22,067	1,583

	18,909	1,232	16,280	2,032

Financing activities
Net draws(repayments) on revolving credit facility	(2,014)	3,057	(4,973)	5,762
Repayment of mortgages and loans payable	(1,371)	(172)	(1,589)	(328)
Borrowing of mortgages and loans payable	1,836	1,328	1,854	1,328
Capital lease repayments	(671)	(649)	(1,330)	(1,268)
Common shares purchased for cancellation	—	(966)	—	(2,001)
Retirement of convertible debentures payable	—	(614)	—	(614)
Repayment of liability component of convertible debenture payable	—	(1,409)	—	(1,416)
Non-controlling interest	(23)	—	(36)	—
Discontinued operations	(13,617)	1,014	(13,866)	896

	(15,860)	1,589	(19,940)	2,359

Increase (decrease) in cash and cash equivalents	2,029	(3,788)	(9,864)	(2,258)
Cash and cash equivalents - beginning of period	6,042	11,567	17,935	10,037

Cash and cash equivalents - end of period	8,071	7,779	8,071	7,779
Less: cash and cash equivalents - discontinued operations	889	1,589	889	1,589

Cash and cash equivalents - continuing operations	7,182	6,190	7,182	6,190

Supplementary information
Cash paid (received) during the period
Interest	1,164	2,160	2,239	2,936
Income taxes	(32)	(927)	(32)	(2,951)
Non-cash investing and financing activities:
Communications shares acquired on sale transaction	—	1,693	—	1,693

The accompanying notes are an integral part of these interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 (In thousands of U.S. dollars, except per share amounts)

1. Description of the business

Counsel Corporation (“Counsel” or “the Company”) is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

The Company engages in the communications sector through its investment in Acceris Communications Inc. (“Acceris”). Acceris is a supplier of voice, data and enhanced communications products and services. Through direct and indirect subsidiaries in the United States, Acceris operates a U.S. facilities-based telecommunications carrier providing long distance voice services to retail customers, and long distance voice and data services to small- to medium-sized businesses. Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology, and commenced a patent enforcement strategy to protect its intellectual property.

Acceris has incurred substantial operating losses and negative cash flows from operations since inception and had a shareholders’ deficit of $56,123 and negative working capital of $20,413 at June 30, 2004. Acceris is financing its operations through amounts provided by Counsel with an outstanding loan balance of $46,573 and a revolving credit facility with an outstanding balance of $7,154, respectively, as of June 30, 2004. Counsel has agreed to fund, through long-term inter-company advances or equity contributions, all capital investment, working capital or other operational cash requirements of Acceris (the “Keep Well”). The Keep Well obligates Counsel to continue its financial support of Acceris through June 30, 2005. During the first six months of 2004, Counsel advanced Acceris approximately $9,191 under its Keep Well. During 2004, Acceris intends to approach the capital markets directly to raise funds. Should this not occur Acceris will call upon the Keep Well. At June 30, 2004, Counsel has $12,284 in cash and equivalents and short-term investments to support any requirements under the Keep Well. Counsel also has the ability to obtain additional financing on its existing assets, including but not limited to its 91% equity interest in Acceris and loans receivable from Acceris, as well as its long-term care, real estate and other corporate assets. While management believes that the Company will be able to meet its commitments, the possibility exists that unforeseen events, adverse business conditions, or other factors could affect the Company’s liquidity. If such events or conditions occur, management believes the Company could pursue alternative plans. However, there can be no assurance that such alternatives will be available or that management will be successful in their implementation.

The Company entered the real estate sector during the third quarter of 2002 through the acquisition of five retail shopping centres in Canada. The Company has property under development in Brampton, Guelph and Peterborough, Ontario.

To gain a full appreciation of all the assets currently under management, a review of discontinued operations is required. In 2002, formal plans of disposal were adopted for the Company’s long-term care business, medical products business segment and communications network segment (see Note 9).

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and are presented in U.S. dollars. These interim consolidated financial statements should be read in conjunction with the most recent audited annual financial statements, as at December 31, 2003, and the notes thereto. In the opinion of management, all adjustments considered necessary for a fair presentation of results for the periods reported have been included. The interim consolidated financial statements conform in all material respects to the requirements of Canadian GAAP for interim financial statements and, accordingly, do not contain all the note disclosures found in the annual financial statements. The interim consolidated financial statements follow the same accounting policies and methods of their application as the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

Significant Accounting policies

Discussed below, are the new policies adopted in the period from those set out in Note 2 of the consolidated financial statements at December 31, 2003.

Income producing properties

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003. As a result of these new recommendations, effective January 1, 2004, the Company adopted the change to amortize its buildings on a straight-line basis, over the remaining useful economic life, as the sinking fund method of amortization is no longer considered to be GAAP. Previously, buildings were amortized using the sinking fund method whereby the cost of the building was amortized over a maximum period of 30 years in a series of annual installments increasing at a rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of increasing the net loss for the six months ended June 30, 2004 by $275.

Stock-based compensation plans

In the first quarter of 2004, the Company adopted Section 3870 of the CICA Handbook, “Stock-based Compensation and Other Stock-based Payments” (“CICA HB 3870”). This standard requires the Company to recognize an expense in the financial statements for all forms of employee stock-based compensation, including stock options. The adoption of the new accounting principle for the Company has been applied retroactively, without restatements to prior periods. Retained earnings at December 31, 2003 was reduced by $528, with an offsetting increase in contributed surplus for those periods. A compensation expense of $446 has been recognized in first six months of 2004.

The table below discloses the pro forma effect on the three and six months ended June 30, 2003, had those prior periods been subject to CICA HB 3870:

	Three months ended	Six months ended
	June 30, 2003	June 30, 2003
	$	$
Net loss, as reported	(2,743)	(18,028)
Stock based compensation adjustment	(287)	(542)

Adjusted net loss for the period	(3,030)	(18,570)

Adjusted basic and diluted loss from continuing operations per share	(0.18)	(0.95)

3. Recent accounting pronouncements

Consolidation of variable interest entities

The CICA issued accounting guideline AcG-15, Consolidation of Variable Interest Entities (“VIEs”), which will be effective for all fiscal periods beginning on or after November 1, 2004. The guideline requires the Company to identify VIEs in which the Company have an interest, determine whether the Company is the primary beneficiary of such entities, and if so, to consolidate the VIE. A VIE is an entity that is structured such that either (a) the equity is not sufficient to permit the entity to finance its activities without external support, or (b) equity investors lack either direct or indirect ability to make decisions about the entity’s activities, an obligation to absorb expected losses or the right to receive expected residual returns. A primary beneficiary is an enterprise that will absorb a majority of a VIEs expected losses, receive a majority of its expected residual returns, or both. The Company is currently in the process of identifying any potential impact on its financial statements and is planning to implement this standard in 2005.

4. Income producing properties

Income producing properties are as follows:

		June 30, 2004
			Accumulated
		Cost	deprecation	Net
Property	Location	$	$	$
Portage Place	Peterborough, Ontario	18,684	(535)	18,149
Southland Mall	Winkler, Manitoba	7,052	(199)	6,853
Suncoast Mall	Goderich, Ontario	7,555	(216)	7,339
Willowcreek Centre I	Peterborough, Ontario	4,518	(129)	4,389
Humboldt Mall	Humboldt, Saskatchewan	1,129	(32)	1,097
1250 Steeles Ave. West I	Brampton, Ontario	2,472	(109)	2,363
Imperial Square	Guelph, Ontario	4,978	(55)	4,923

		46,388	(1,275)	45,113

		December 31, 2003
			Accumulated
		Cost	deprecation	Net
Property	Location	$	$	$
Portage Place	Peterborough, Ontario	19,384	(316)	19,068
Southland Mall	Winkler, Manitoba	7,316	(116)	7,200
Suncoast Mall	Goderich, Ontario	7,833	(126)	7,707
Willowcreek Centre I	Peterborough, Ontario	4,686	(76)	4,610
Humboldt Mall	Humboldt, Saskatchewan	1,171	(18)	1,153
1250 Steeles Ave. West I	Brampton, Ontario	2,564	(77)	2,487

		42,954	(729)	42,225

5. Properties under development

Properties under development are as follows:

		June 30,	December 31,
		2004	2003
Property	Location	$	$
Imperial Square	Guelph, Ontario	1,399	3,481
Willowcreek II	Peterborough, Ontario	3,448	3,243
1250 Steeles Ave. West II	Brampton, Ontario	877	637

		5,724	7,361

In the first six months of 2004, the Company continued the development of the Imperial Square property. During 2004, $4,978 has been transferred to income producing properties due to the commencement of leases with new tenants. Development is expected to be completed in 2004.

Subsequent to the second quarter of 2004, the Company commenced construction of two restaurant pads adjoining its income producing property at 1250 Steeles Ave West. The development is expected to cost approximately $1,500, the costs to complete are approximately $1,200, with completion expected by the end of 2004. The Company has secured a renewal of its mortgage and increased its development loan facility to $1,050.

6. Contingencies and guarantees

Contingencies

The Company, from time to time, is involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Other than set out below, the Company is not aware of any pending or threatened proceedings that would have a material adverse effect on the consolidated financial condition or future results of the Company.

On October 31, 2003, the Company settled its outstanding 6% convertible debentures at maturity by delivering 690 common shares for each thousand dollars of principal, resulting in the issuance of 28.2 million common shares. A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the debentures at maturity by delivering common shares. On October 28, the Ontario Superior Court of Justice dismissed the lawsuit. The debenture holder has appealed this decision.

On April 16, 2004, certain shareholders of Acceris (the “Plaintiffs”) filed a putative derivative complaint in the Superior Court of the State of California in and for the County of San Diego, (the “Complaint”) against Acceris, WorldxChange Corporation (sic), Counsel Communications LLC, and Counsel as well as certain present and former officers and directors of Acceris, some of whom also are or were directors and/or officers of the other corporate defendants (collectively, the “Defendants”). The Complaint alleges, inter alia, that the Defendants, in their respective roles as controlling shareholder and directors and officers of Acceris committed breaches of the fiduciary duties of care, loyalty and good faith and were unjustly enriched, and that the individual Defendants committed waste of corporate assets, abuse of control and gross mismanagement. The Plaintiffs seek compensatory damages, restitution, disgorgement of allegedly unlawful profits, benefits and other compensation, attorneys’ fees and expenses in connection with the Complaint. Acceris and Counsel believe that these claims, in their entirety, are without merit and intend to vigorously defend this action. There is no assurance that this matter will be resolved in Acceris’ or Counsel’s favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

Counsel, Acceris and several of Acceris’ current and former executives and Acceris’ board members were named in a securities action filed in the Superior Court of the State of California in and for the County of San Diego on April 16, 2004, in which the plaintiffs made claims nearly identical to those set forth in the derivative suit described above. Acceris and Counsel believe that these claims in their entirety are without merit and intend to vigorously defend this action. There is no assurance that this matter will be resolved in Acceris and Counsel’s favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

In connection with Acceris’ efforts to enforce its patent rights, Acceris Communications Technologies Inc. filed a patent infringement lawsuit against ITXC Corp. (“ITXC”) in the United States District Court of the District of New Jersey on April 14, 2004. The complaint alleges that ITXC’s VoIP services and systems infringe the Company’s U.S. Patent No. 6,243,373, entitled “Method and Apparatus for Implementing a Computer Network/Internet Telephone System.” On May 7, 2004, ITXC filed a lawsuit against Acceris Communications Technologies Inc., and the Company, in the United States District Court for the District of New Jersey for infringement of five ITXC patents relating to VoIP technology, directed generally to the transmission of telephone calls over the Internet and the completion of telephone calls by switching them off the Internet and onto a public switched telephone network. Acceris believes that the allegations contained in ITXC’s complaint are, in their entirety, without merit and Acceris intends to provide a vigorous defense to ITXC’s claims. There is no assurance that this matter will be resolved in Acceris’ favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

At Acceris’ Adjourned Meeting of Stockholders held on December 30, 2003, the stockholders approved an amendment to the Articles of Incorporation, deleting Article VI thereof (regarding liquidations, reorganizations, mergers and the like). Stockholders who were entitled to vote at the meeting and advised Acceris in writing prior to the vote on the amendment, that they dissented and intended to demand payment for their shares if the amendment was effectuated, were entitled to exercise their appraisal rights and obtain payment in cash for their shares under Sections 607.1301 – 607.1333 of the Florida Business Corporation Act, provided their shares were not voted in favor of the amendment. In January 2004, appraisal notices in compliance with Florida corporate statutes were sent to all stockholders who had advised Acceris of their intention to exercise their appraisal rights. The appraisal notices included Acceris’ estimate of the fair value of its shares, being $4.00 per share on a post-split basis. These stockholders had until February 29, 2004 to return their completed appraisal notices along with certificates for the shares for which they were exercising their appraisal rights. Approximately 33 stockholders holding approximately 74,000 shares had returned completed appraisal notices by February 29, 2004. A stockholder of 20 shares notified accepted of the offer of $4.00 per share, while the stockholders of the remaining shares did not accept the offer. Subject to the qualification that Acceris may not make any payment to a stockholder seeking appraisal rights if, at the time of payment, our total assets are less than our total liabilities, stockholders who accepted our offer to purchase their shares at the estimated fair value will be paid for their shares within 90 days of receipt of a duly executed appraisal notice. If Acceris should be required to make any payments to dissenting stockholders, Counsel will fund any such amounts through the purchase of shares of common stock. Stockholders who did not accept Acceris’ offer were required to indicate their own estimate of fair value. Because Acceris did not agree with the estimates submitted by many of the dissenting shareholders, Acceris has sought a judicial determination of the fair value of the common stock held by the dissenting stockholders. On June 24, 2004, Acceris filed suit against the dissenting shareholders seeking a declaratory judgment, appraisal and other relief in the Circuit Court for the 17th Judicial District in Broward County, Florida. There is no assurance that this matter will be resolved in Acceris’ favour and an unfavourable outcome of this matter could have a material adverse impact on the Company’s business, results of operations, financial position or liquidity.

Guarantees

The Company has guaranteed the repayment of certain mortgages amounting to $38,407. Seven of these mortgages, amounting to $29,529, are payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. In 1984 the Company sold seven long-term care facilities to the limited partnership. The Company continues to act as guarantor for the repayment of the first mortgages on the facilities, which were assumed by the limited partnership. The limited partnership is in compliance with the terms of the mortgages and, accordingly, the Company has not recognized any liability that may arise under the guarantees provided. The Company believes that the value of the facilities, which have been provided as collateral for the guarantee, is in excess of the amount of the mortgages and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that become due under these guarantees.

In addition, the Company has provided a guarantee for the repayment of a mortgage of $8,878 payable by another limited partnership. In 1985 the Company sold a long-term care facility to the limited partnership. The mortgage on the facility was assumed by the partnership and continues to be guaranteed by the Company. The Company receives a fee for this guarantee. The Company has no equity interest in the partnership; however, it does receive an annual incentive fee from the partnership based on the partnership’s financial performance and is entitled to participate in the proceeds of a sale or refinancing of the facility. The limited partnership is in compliance with the terms of the mortgage and, accordingly, the Company has not recognized any liability that may arise under this guarantee. The Company believes that the value of the facility, which has been provided as collateral for the guarantee, is in excess of the amount of the mortgage and, on a sale or liquidation, would be sufficient to reimburse the Company for any payment that becomes due under this guarantee.

7. Supplemental information

The following is a reconciliation of the numerators and denominators used in computing basic and diluted loss per share.

	Three months ended		Six months ended
	June 30		June 30
	2004	2003	2004	2003
Basic and diluted net earnings (loss) per share:
Numerator:
Loss from continuing operations	$(9,614)	$(2,202)	$(12,070)	$(16,500)
Accretion of equity component of debentures payable	$—	$(727)	$—	$(1,530)

Loss available to common shareholders – continuing operations	$(9,614)	$(2,929)	$(12,070)	$(18,030)

Income (loss) from discontinued operations	$4,680	$(541)	$4,631	$(1,528)

Denominator:
Weighted average common shares outstanding (000’s)	48,587	21,060	48,587	21,155

Basic and diluted earnings (loss) per share from continuing operations	$(0.20)	$(0.14)	$(0.25)	$(0.84)
Basic and diluted earnings (loss) per share from discontinued operations	$0.10	$(0.02)	$0.10	$(0.07)

Basic and diluted net earnings (loss) per share	$(0.10)	$(0.16)	$(0.15)	$(0.91)

Potential common share equivalents, incremental shares from stock options, and shares issuable upon conversion of convertible debentures and the convertible preferred shares have been excluded from the loss per share calculation, as they are anti-dilutive.

8. Agent warrant program

During the first quarter of 2004, Acceris launched the Acceris Communications Inc. Platinum Agent Program (the “Agent Warrant Program”), which provides for the issuance of warrants to purchase up to 1,000,000 shares of Acceris’ common stock to independent agents who participate in the Agent Warrant Program. The Agent Warrant Program was established to encourage and reward substantial and consistent production by selected commercial agents serving Acceris’ domestic markets and to strengthen Acceris’ relationships with these agents by granting long-term incentives in the form of the warrants to purchase the Acceris’ common stock at current price levels. The Agent Warrant Program is administered by the Compensation Committee of the Board of Directors of Acceris.

Participants in the Agent Warrant Program will be granted warrants upon commencement, the vesting of which is based on maintaining certain revenue levels for a period of 24 months. The grants are classified into tiers based on commissionable revenue levels, the vesting period of which begins upon the achievement of certain commissionable revenue levels during the eighteen month period beginning February 1, 2004. Vesting of warrants within each tier occurs 50% after 12 months and 100% after 24 months, dependent on the agent maintaining the associated revenue level for the entire period.

As of June 30, 2004, 600,000 warrants have been issued under the Agent Warrant Program, none of which have met the requirements to begin vesting. The warrants issued under the plan will be accounted for under CICA HB 3870 Stock Based Compensation. Accordingly, the Company will recognize an expense associated with these warrants over the vesting period based on the then current fair market value of the warrants calculated at each reporting period. At such time as the vesting for any warrants begins, the expense will be included in selling, general and administrative expense. As the vesting period has not commenced for any of the warrants issued prior to June 30, 2004, no expense has been recognized in the accompanying interim consolidated statement of operations for the three or six months ended June 30, 2004.

9. Discontinued operations

The Company has a number of discontinued operations. Long-term care is subject to a formal plan of disposal while medical products and services (“MPS”) and communications operations have been sold.

Discontinued operations have been presented on a segmented basis to enhance the reader’s understanding of the financial information presented.

Long-term care

During the fourth quarter of 2002, the Company adopted a formal plan of disposal for its long-term care facilities, due to a strategic decision to exit the business.

In October 2003, the Company received notices of intent from the lessee of five retirement centres in Ontario and British Columbia to exercise options to purchase the centres. The total purchase price pursuant to the options is Cdn $30,000, before cost of disposition. The sale closed May 31, 2004, with a $4,563 gain on sale being recognized in discontinued operations.

The remaining seniors living facilities are expected to be sold by the fourth quarter of 2004.

Communications

During the fourth quarter of 2002, the Company’s subsidiary, Acceris, adopted a formal plan of disposal for its VoIP network and customers.

On December 6, 2002, the Company entered into an agreement to sell substantially all of the assets and customer base of I-Link Communications Inc. (“ILC”), a wholly owned subsidiary, to Buyers United, Inc. (“BUI”). The sale includes the physical assets required to operate Acceris’ nationwide network using its patented VoIP technology (constituting the core business of ILC) and a license in perpetuity to use Acceris’ proprietary software platform. The sale closed on May 1, 2003 and provided for a post closing cash settlement between the parties. The sale price consisted of 300,000 shares of Series B convertible preferred stock (8% dividend) of BUI, subject to adjustment in certain circumstances, of which 75,000 shares were subject to an earn-out provision (contingent consideration). During the twelve months ending December 31, 2003, 64,286 shares of the contingent consideration were earned and were included as a component of gain (loss) from discontinued operations. The fair value of the 225,000 shares (non-contingent consideration to be received) of BUI convertible preferred stock was determined to be $1,350 as of December 31, 2002. As of December 31, 2003, the combined fair value of the original shares (225,000) and the shares earned from the contingent consideration (64,286 shares) was determined to be $1,916, which increase was included in the calculation of gain (loss) from discontinued operations for the year ended December 31, 2003. In the first quarter of 2004, the Company recorded a gain from discontinued operations of $103. This gain was due to the receipt of the remaining 10,714 shares of common stock as contingent consideration, which is recorded as additional gain on assets held for sale.

MPS

Medical products and services (“MPS”) represents the Company’s discontinued medical products operations, pharmaceutical products operations, pharmacy services operations, and home health care operations.

A summary of the carrying value of the assets and liabilities for discontinued operations is as follows:

			June 30,	December 31,
			2004	2003
	Long-term
	care	Communications	Total	Total
	$	$	$	$
Assets
Current
Cash and cash equivalents	889	—	889	939
Accounts receivable	409	—	409	500
Other assets	117	—	117	876

	1,415	—	1,415	2,315

Long-term
Mortgage receivable	1,913	—	1,913	1,952
Property, plant and equipment, net	2,369	—	2,369	18,665
Goodwill	—	—	—	285

	4,282	—	4,282	20,902

Total assets	5,697	—	5,697	23,217

Liabilities
Current
Accounts payable and accrued liabilities	8,240	—	8,240	9,262
Mortgages and loans payable	—	—	—	238
Unearned revenue	—		—	212

	8,240	—	8,240	9,712

Long-term
Mortgages and loans payable	—	—	—	13,871

	—	—	—	13,871

Total liabilities	8,240	—	8,240	23,583

The composition of earnings (loss) from discontinued operations is as follows:

	For the three months ended June 30, 2004
	Long-term
	care	Communications	MPS	Total
	$	$	$	$
Revenue	9,546	—	—	9,546

Earnings (loss) before income taxes	5,060	—	(222)	4,838
Income taxes	158	—	—	158

Net earnings	4,902	—	(222)	4,680

	For the three months ended June 30, 2003
	Long-term
	care	Communications	MPS	Total
	$	$	$	$
Revenue	9,407	427	—	9,834

Earnings (loss) before income taxes	(998)	371	154	(473)
Income taxes	66	—	—	66

Net earnings (loss)	(1,064)	371	154	(539)

	For the six months ended June 30, 2004
	Long-term
	care	Communications	MPS	Total
	$	$	$	$
Revenue	18,981	—	—	18,981

Earnings (loss) before income taxes	4,938	103	(212)	4,829
Income taxes (credit)	198	—	—	198

Net earnings (loss)	4,740	103	(212)	4,631

	For the six months ended June 30, 2003
	Long-term
	care	Communications	MPS	Total
	$	$	$	$
Revenue	17,975	2,022	—	19,997

Earnings (loss) before income taxes	(1,876)	94	348	(1,434)
Income taxes (credit)	92	—	—	92

Net earnings (loss)	(1,968)	94	348	(1,526)

10. SEGMENTED INFORMATION

The Company currently operates in two sectors, communications and real estate.

The communications sector consists of the Company’s subsidiary, Acceris. Acceris operates in two reportable segments, Telecommunications and Technologies:

•	Telecommunications includes the operations of Acceris Communications Corp. acquired in June 2001, and the former agent, residential and enterprise business of RSL, which was acquired in December 2002. This segment offers dial-around telecommunications product, 1+ product through two channels, namely, multi-level marketing (MLM) and commercial agents, and voice and data solutions to enterprise customers through an in-house sales force.

•	Technologies is the former technology services segment, acquired in March 2001, which offers a fully developed network convergence software solution for voice and data. The Company licenses certain developed technology to third party users.

The real estate segment, which commenced operations in 2002, is comprised of the Company’s investment in six income-producing properties in Canada, five of which were acquired in 2002, and three properties under development.

Each segment operates as a strategic business unit with separate operating management. The Company assesses performance based on operating income. The accounting policies for the segments are the same as those described in note 2 to these consolidated financial statements.

	For the three months ended June 30, 2004
			Real
	Telecommunications	Technologies	estate	Corporate	Total
	$	$	$	$	$
Revenue
Canada	—	—	2,181	—	2,181
United States	26,419	90	—	—	26,509

	26,419	90	2,181	—	28,690
Operating costs and expenses:
Telecommunication costs	15,477	—	—	—	15,477
Income producing properties	—	—	1,256	—	1,256
Selling, general and administrative	13,289	805	—	1,416	15,510
Provision for doubtful accounts	1,740	—	—	—	1,740
Depreciation and amortization	1,549	565	304	19	2,437

Operating income (loss) before undernoted items	(5,636)	(1,280)	621	(1,435)	(7,730)
Gains and other income:
Gain on sale of short-term investments	—	668	—	—	668
Other	—	—	—	—	—
Impairments and other losses:
Write-down of short-term investments	—	—	—	(431)	(431)
Portfolio investments	—	—	—	—	—
Other	—	—	—	(376)	(376)
Interest income	1	—	—	110	111
Interest expense	(779)	(2)	(367)	(316)	(1,464)

Earnings (loss) before income taxes and non-controlling interest	(6,414)	(614)	254	(2,448)	(9,222)
Provision for income taxes	—	—	—	(359)	(359)
Non-controlling interest	—	—	(33)	—	(33)

Segment earnings (loss) from continuing operations	(6,414)	(614)	221	(2,807)	(9,614)

Segment assets as of June 30
Continuing operations	27,778	4,901	52,852	20,611	106,142
Discontinued operations					5,697

	27,778	4,901	52,852	20,611	111,839

Segment long-lived assets as of June 30 (Income producing property, property under development, property, plant & equipment, intangibles and goodwill)
Canada			50,865	901	51,766
United States	8,576	3,754	—	73	12,403

	8,576	3,754	50,865	974	64,169

Goodwill as of June 30	947	—	—	—	947
Capital expenditures	234	—	—	2	236
Other significant non-cash items:
Amortization of deferred revenue	810	—	—	—	810
Income tax expense	—	—	—	370	370
Accretion of liability component of preferred shares	—	—	—	49	49

	For the three months ended June 30, 2003
			Real
	Telecommunications	Technologies	estate	Corporate	Total
	$	$	$	$	$
Revenue
Canada	—	—	1,988	—	1,988
United States	36,252	1,050	—	—	37,302

	36,252	1,050	1,988	—	39,290
Operating costs and expenses
Telecommunication costs	21,319	—	—	—	21,319
Income producing properties	—	—	1,047	—	1,047
Selling, general and administrative	13,158	1,652	—	1,096	15,906
Provision for doubtful accounts	1,131	—	—	—	1,131
Depreciation and amortization	1,757	517	63	25	2,362

Operating income (loss) before undernoted items	(1,113)	(1,119)	878	(1,121)	(2,475)
Gains and other income:
Gain on sale of short-term investments	—	—	—	1,929	1,929
Impairments and other losses:
Write-down and loss on sale of short-term investments	—	—	—	(35)	(35)
Portfolio investments	—	—	—	(650)	(650)
Interest income	—	—	—	114	114
Interest expense	(512)	(150)	(365)	(44)	(1,071)

Earnings (loss) before income taxes	(1,625)	(1,269)	513	193	(2,188)
Provision for income taxes	—	—	—	(14)	(14)

Segment earnings (loss) from continuing operations	(1,625)	(1,269)	513	179	(2,202)

Capital expenditures	665	—	—	36	701
Other significant non-cash items:
Amortization of unearned revenue	6,151	154	—	—	6,305
Income tax expense	—	—	—	—	—
Accretion of liability component of debentures payable	—	—	—	13	13

	For the six months ended June 30, 2004
			Real
	Telecommunications	Technologies	estate	Corporate	Total
	$	$	$	$	$
Revenue
Canada	—	—	4,451	—	4,451
United States	59,473	540	—	—	60,013

	59,473	540	4,451	—	64,464
Operating costs and expenses
Telecommunication costs	32,112	—	—	—	32,112
Income producing properties	—	—	2,522	—	2,522
Selling, general and administrative	27,279	1,579	—	2,595	31,453
Provision for doubtful accounts	2,967	—	—	—	2,967
Depreciation and amortization	3,151	1,129	602	35	4,917

Operating income (loss) before undernoted items	(6,036)	(2,168)	1,327	(2,630)	(9,507)
Gains and other income:
Gain on sale of short-term investments	—	1,090	—	148	1,238
Other	767	—	—	—	767
Impairments and other losses:
Write-down and loss on sale of short-term investments	—	—	—	(502)	(502)
Portfolio investments	—	—	—	—	—
Other	—	—	—	(413)	(413)
Interest income	44	—	—	133	177
Interest expense	(1,480)	(13)	(746)	(762)	(3,001)

Earnings (loss) before income taxes and non-controlling interest	(6,705)	(1,091)	581	(4,026)	(11,241)
Provision for income taxes	—	—	—	(786)	(786)
Non-controlling interest	—	—	(43)	—	(43)

Segment earnings (loss) from continuing operations	(6,705)	(1,091)	538	(4,812)	(12,070)

Segment assets as at June 30
Continuing operations	27,778	4,901	52,852	20,611	106,142
Discontinued operations					5,697

	27,778	4,901	52,852	20,611	111,839

Segment long-lived assets as at June 30
(Income producing property, property under development, property, plant & equipment, intangibles and goodwill)
Canada	—	—	50,865	901	51,766
United States	8,576	3,754	—	73	12,403

	8,576	3,754	50,865	974	64,169

Goodwill as of June 30	947	—	—	—	947
Capital expenditures	395	—	—	13	408
Other significant non-cash items:
Amortization of unearned revenue	5,499	—	—	—	5,499
Income tax expense	—	—	—	786	786
Accretion of liability component of preferred shares	—	—	—	249	249

	For the six months ended June 30, 2003
			Real
	Telecommunications	Technologies	estate	Corporate	Total
	$	$	$	$	$
Revenue
Canada	—	—	3,771	—	3,771
United States	66,619	1,050	—	—	67,669

	66,619	1,050	3,771	—	71,440
Operating costs and expenses
Telecommunication costs	47,067	—	—	—	47,067
Income producing properties	—	—	1,991	—	1,991
Selling, general and administrative	26,714	2,321	—	2,401	31,436
Provision for doubtful accounts	2,306	—	—	—	2,306
Depreciation and amortization	3,583	1,034	165	148	4,930

Operating income (loss) before undernoted items	(13,051)	(2,305)	1,615	(2,549)	(16,290)
Gains and other income:
Gain on sale of short-term investments	—	—	—	2,377	2,377
Impairments and other losses:
Write-down and loss on sale of short-term investments	—	—	—	(133)	(133)
Portfolio investments	—	—	—	(650)	(650)
Interest income	2	—	—	150	152
Interest expense	(811)	(297)	(707)	(127)	(1,942)

Earnings (loss) before income taxes	(13,860)	(2,602)	908	(932)	(16,486)
Provision for income taxes	—	—	—	(14)	(14)

Segment earnings (loss) from continuing operations	(13,860)	(2,602)	908	(946)	(16,500)

Capital expenditures	1,305	—	20	52	1,377
Other significant non-cash items:
Amortization of unearned revenue	7,109	154	—	—	7,263
Income tax expense	—	—	—	—	—
Accretion of liability component of debentures payable	—	—	—	24	24

11. SUBSEQUENT EVENTS

On July 1, 2004, Counsel declared a dividend of 319,731 preferred shares on its Series A preferred shares. The Company intends to acquire common shares pursuant to its normal course issuer bid to eliminate the dilutive effect of this preferred share issuance.

Subsequent to quarter end, Counsel has entered into a commitment, to purchase an income producing property in Welland, Ontario for approximately $2,800.

In August 2004, Acceris implemented a restructuring plan targeted at reducing its operating costs. The cost cutting reflects both the continued efficiencies created by the ongoing integration of Acceris’ operations, related to its four acquisitions over the last three years, and management’s commitment to its objective to achieving break-even operating income by the end of 2004, despite softening revenue and regulatory uncertainty. Approximately 20 percent of Acceris’ work force has been removed from the organization. The reduction affects staff in the San Diego, Pittsburgh and Somerset facilities. Acceris anticipates that it will record one-time expenses of between $1 million and $2 million during the third quarter ended September 30, 2004 related to this restructuring. Restructuring charges will include employee reduction costs and lease termination costs and may include additional charges related to potential asset impairments. Management is in the process of assessing the impact of these measures on other assets.

CORPORATE AND SHAREHOLDER INFORMATION

CORPORATE INFORMATION

COUNSEL CORPORATION
The Exchange Tower
Suite 1300
130 King Street West
Toronto, Ontario M5X 1E3
Tel: 416 866 3000
Fax: 416 866 3061
Website: www.counselcorp.com

We are moving. Effective September 1, 2004 our
address will be:

Scotia Plaza
Suite 3200
40 King Street West
Toronto, Ontario M5H 3Y2

All phone numbers, fax numbers and email addresses will remain the same.

SHAREHOLDER INFORMATION

AUDITORS
BDO Dunwoody LLP
Chartered Accountants

TRANSFER AGENTS & REGISTRARS
Computershare Trust Company of Canada
Tel: 416 981 9500

Computershare Trust Company Inc
Tel: 303 984 4034

CAPITAL STOCK & EXCHANGE LISTINGS
At June 30, 2004 there were 48,587,262
common shares outstanding.

Counsel Corporation’s common shares are
listed on The Toronto Stock Exchange
under the symbol CXS and on The NASDAQ
Stock Market under the symbol CXSN.

SHAREHOLDER
& INVESTOR CONTACT
STEPHEN WEINTRAUB
Senior Vice President & Secretary
Tel: 416 866 3058
Fax: 416 866 3061
E-mail: saw@counselcorp.com